SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 26, 2018

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐     No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐     No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐     No: ☒

Enclosures:

Nokia stock exchange release dated July 26, 2018: Nokia Corporation Financial Report for Q2 and Half Year 2018

HALF YEAR FINANCIAL REPORT

July 26, 2018

Nokia Corporation

Half Year Financial Report
July 26, 2018 at 08:00 (CET +1)

Nokia Corporation Financial Report for Q2 and Half Year 2018

First half 2018 as expected; improvement expected in Nokia’s Networks business in second half 2018

•                  Full year 2018 Nokia-level guidance reiterated

This is a summary of the Nokia Corporation financial report for Q2 and half year 2018 published today. The complete financial report for Q2 and half year 2018 with tables is available at www.nokia.com/financials. Investors should not rely on summaries of our financial reports only, but should review the complete financial reports with tables.

FINANCIAL HIGHLIGHTS

•                  Net sales in Q2 2018 were EUR 5.3bn, compared to EUR 5.6bn in Q2 2017. On a constant currency basis, net sales would have been down 1%.

•                  Non-IFRS diluted EPS in Q2 2018 was EUR 0.03, compared to EUR 0.08 in Q2 2017. Reported diluted EPS in Q2 2018 was negative EUR 0.05, compared to negative EUR 0.07 in Q2 2017.

•                  In the second quarter, net cash and current financial investments decreased by approximately EUR 2.0 billion, primarily due to two expected items: the payment of the dividend of approximately EUR 940 million; and the payment of employee incentives related to Nokia’s business performance in 2017, which was the primary driver of the decrease in liabilities within net working capital of approximately EUR 600 million.

Nokia’s Networks business net sales were EUR 4.7bn, with operating profit of EUR 69mn

•                  Our backlog was strong at the end of Q2, and we continue to expect commercial 5G network deployments to begin near the end of 2018.

•                  Continued progress was made in Q2 with our strategy to diversify and grow by targeting attractive adjacent markets.  Strong momentum continued with large enterprise vertical and webscale customers, with double-digit year-on-year growth in net sales.

•                  Momentum in our end-to-end strategy continued, with approximately 40% of our sales pipeline now comprised of solutions, products and services from multiple business groups.

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Nokia Technologies net sales were EUR 361mn, with operating profit of EUR 292mn

•                  Strong track record maintained, with 23% year-on-year growth in recurring licensing net sales and 27% year-on-year operating profit increase in Q2, primarily related to license agreements entered into in 2017.

•                  Nokia Technologies continued to make good progress on new licensing agreements; no major agreements were announced in Q2.

Outlook

•                  Nokia reiterates full year 2018 Nokia-level guidance and remains on target to deliver EUR 1.2 billion of recurring annual cost savings in full year 2018.

•                  In its Networks business, Nokia expects improving market conditions in the second half of 2018, with particular acceleration in the fourth quarter in North America. Results in 2018 and over the longer term are expected to be influenced by: a) our ability to scale our supply chain operations to meet increasing demand; b) recovery actions to address increased price pressure; and c) the timing of completions and acceptances of certain projects, particularly related to 5G.

•                  Nokia continues to see opportunities to build on its track record in Nokia Licensing within Nokia Technologies and drive a compound annual growth rate of approximately 10% for recurring net sales over the 3-year period ending 2020.

•                  Please refer to the full details and other targets in the Outlook section of this press release.

Second quarter and January-June 2018 non-IFRS results. Refer to note 1, “Basis of Preparation” and note 15, “Performance measures”, in the “Financial statement information” section for further details(1)

EUR million (except for EPS in EUR)	Q2’18	Q2’17	YoY change		Constant currency YoY change	Q1-Q2’18	Q1-Q2’17	YoY change		Constant currency YoY change
Net sales (non-IFRS)	5 318	5 629	(6)%		(1)%	10 246	11 017	(7)%		0%
Nokia’s Networks business	4 693	4 971	(6)%		0%	9 018	9 873	(9)%		(1)%
Nokia Technologies	361	369	(2)%		(2)%	726	616	18%		19%
Group Common and Other	278	307	(9)%		(4)%	530	562	(6)%		(1)%
Gross profit (non-IFRS)	2 038	2 350	(13)%			3 979	4 546	(12)%
Gross margin % (non-IFRS)	38.3%	41.7%	(340	)bps		38.8%	41.3%	(250	)bps
Operating profit (non-IFRS)	334	574	(42)%			573	915	(37)%
Nokia’s Networks business	69	406	(83)%			112	730	(85)%
Nokia Technologies	292	230	27%			565	346	63%
Group Common and Other	(27)	(62)	(56)%			(105)	(161)	(35)%
Operating margin % (non-IFRS)	6.3%	10.2%	(390	)bps		5.6%	8.3%	(270	)bps
Financial income and expenses (non-IFRS)	(84)	(63)	33%			(200)	(144)	39%
Income taxes (non-IFRS)	(106)	(74)	43%			(143)	(122)	17%
Profit for the period (non-IFRS)	139	441	(68)%			223	644	(65)%
Profit attributable to the equity holders of the parent (non-IFRS)	144	449	(68)%			230	646	(64)%
Non-controlling interests (non-IFRS)	(4)	(9)				(7)	(2)
EPS, EUR diluted (non-IFRS)	0.03	0.08	(63)%			0.04	0.11	(64)%

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Second quarter and January-June 2018 reported results. Refer to note 1, “Basis of Preparation” and note 15, “Performance measures”, in the “Financial statement information” section for further details(1)

EUR million (except for EPS in EUR)	Q2’18	Q2’17	YoY change		Constant currency YoY change	Q1-Q2’18	Q1-Q2’17	YoY change		Constant currency YoY change
Net sales	5 313	5 619	(5)%		(1)%	10 237	10 996	(7)%		0%
Nokia’s Networks business	4 693	4 971	(6)%		0%	9 018	9 873	(9)%		(1)%
Nokia Technologies	361	369	(2)%		(2)%	726	616	18%		19%
Group Common and Other	278	307	(9)%		(4)%	530	562	(6)%		(1)%
Non-IFRS exclusions	(5)	(11)	(55)%			(9)	(21)	(57)%
Gross profit	1 860	2 236	(17)%			3 666	4 361	(16)%
Gross margin %	35.0%	39.8%	(480	)bps		35.8%	39.7%	(390	)bps
Operating loss	(221)	(45)	391%			(557)	(173)	222%
Nokia’s Networks business	69	406	(83)%			112	730	(85)%
Nokia Technologies	292	230	27%			565	346	63%
Group Common and Other	(27)	(62)	(56)%			(105)	(161)	(35)%
Non-IFRS exclusions	(555)	(620)	(10)%			(1 129)	(1 088)	4%
Operating margin %	(4.2)%	(0.8)%	(340	)bps		(5.4)%	(1.6)%	(380	)bps
Financial income and expenses	(56)	(287)	(80)%			(164)	(433)	(62)%
Income taxes	10	(103)				104	(256)
Loss for the period	(271)	(433)	(37)%			(625)	(868)	(28)%
Loss attributable to the equity holders of the parent	(267)	(423)	(37)%			(618)	(896)	(31)%
Non-controlling interests	(4)	(9)				(7)	28
EPS, EUR diluted	(0.05)	(0.07)	(29)%			(0.11)	(0.16)	(31)%
Net cash and current financial investments	2 144	3 964	(46)%			2 144	3 964	(46)%

(1)Results are as reported unless otherwise specified. The financial information in this report is unaudited. Non-IFRS results exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. For details, please refer to the non-IFRS exclusions section included in discussions of both the quarterly and year to date performance and note 2, “Non-IFRS to reported reconciliation”, in the notes to the Financial statement information in this report. Change in net sales at constant currency excludes the effect of changes in exchange rates in comparison to euro, our reporting currency. For more information on currency exposures, please refer to note 1, “Basis of Preparation”, in the “Financial statement information” section in this report.

CEO STATEMENT

Nokia’s Q2 2018 results were consistent with our view that the first half of the year would be weak followed by an increasingly robust second half. Pleasingly, I am able to confirm that we expect to deliver 2018 results within the ranges of our annual guidance.

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Our topline started to recover in the second quarter, with sales in constant currency approximately flat at both Group and Networks levels; year-on-year constant currency sales growth in three of five of our Networks business groups and in three out of our six regions.

Our entry into the enterprise market continued to proceed well in Q2. Year-on-year sales in constant currency increased approximately 30%, with strength in both vertical markets and webscale companies. Nokia Technologies had a very good second quarter, with recurring licensing revenues up very strongly and operating profit up at excellent levels compared to Q2 last year.

Our view about the acceleration of 5G has not changed and we continue to believe that Nokia is well-positioned for the coming technology cycle given the strength of our end-to-end portfolio. Our deal win rate is very good, with significant recent successes in the key early 5G markets of the United States and China.

The installed base of our superb high-capacity AirScale product, which enables customers to quickly upgrade to 5G without a hardware swap, is growing fast. And, the strength of our end-to-end portfolio remains a differentiator. When you look at our sales pipeline, 40% of it is now comprised of end-to-end deals. That is the highest level we have seen to-date.

Business and regional mix continued to have some impact on gross margin, as did near-term actions of a small number of large customers funding their 5G entry within their existing budget plans.

We expect market conditions to improve further in the second half, particularly in Q4, Nokia’s seasonally strongest quarter, and as 5G accelerates significantly.

Rajeev Suri
President and CEO

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OUTLOOK

	Metric	Guidance	Commentary
Nokia	Non-IFRS operating margin	9-11% for full year 2018 and 12-16% for full year 2020

Nokia ‘s guidance for significant improvement between full year 2018 and full year 2020 is primarily due to expectations for:

a) Improved results in Nokia’s Networks business, which are detailed below;

b) Improved results in Nokia Technologies, which are detailed below; and

c) Lower Nokia support function costs within Nokia’s Networks business and Group Common and Other.

	Non-IFRS diluted earnings per share	EUR 0.23 - 0.27 in full year 2018 and EUR 0.37 - 0.42 in full year 2020

	Dividend	Approximately 40% to 70% of non-IFRS EPS on a long-term basis	Nokia’s Board of Directors is committed to proposing a growing dividend, including for 2018.

	Recurring free cash flow	Slightly positive in full year 2018 and clearly positive in full year 2020	Recurring free cash flow is expected to improve over the longer-term, due to lower cash outflows related to restructuring and network equipment swaps(1) and improved operational results over time.

	Recurring annual cost savings for Nokia, excluding Nokia Technologies	Approximately EUR 1.2 billion of recurring annual cost savings in full year 2018, of which approximately EUR 800 million are expected from operating expenses(1)

The reference period is full year 2015, in which the combined operating expenses of Nokia and Alcatel-Lucent, excluding Nokia Technologies, were approximately EUR 7.3 billion.
As a result of active efforts to drive 5G adoption, and in the interest of our long-term strategy given the acceleration of 5G, in 2018 we expect to incur approximately EUR 100 to 200 million of temporary incremental expenses related to 5G customer trials that will partially reduce the positive impact from the recurring annual cost savings.

	Network equipment swaps	Approximately EUR 1.4 billion of charges and cash outflows in total(1)	The charges related to network equipment swaps are being recorded as non-IFRS exclusions, and therefore do not affect Nokia’s non-IFRS operating profit.

Non-IFRS financial income and expenses

Expense of approximately EUR 350 million in full year 2018 and approximately EUR 300 million over the longer-term
(This is an update to earlier guidance of approximately EUR 300 million for full year 2018)

Nokia’s outlook for non-IFRS financial income and expenses in full year 2018 and over the longer-term is expected to be influenced by factors including:

•                  Net interest expenses related to interest-bearing liabilities and defined benefit pension and other post-employment benefit plans;

•                  Foreign exchange fluctuations and hedging costs; and

•                  Expenses related to the sale of receivables.

	Non-IFRS tax rate	Approximately 30% for full year 2018 and 25% over the longer-term

Nokia’s outlook for non-IFRS tax rate for full year 2018 and over the longer-term is expected to be influenced by factors including the absolute level of profits, regional profit mix and any further changes to our operating model.
Nokia expects cash outflows related to taxes to be approximately EUR 400 million in full year 2018 and approximately EUR 450 million over the longer-term until Nokia’s US or Finnish deferred tax assets are fully utilized.
(This is an update to earlier commentary for cash outflows related to taxes to be approximately EUR 450 million in full year 2018.)

	Capital expenditures	Approximately EUR 700 million in full year 2018 and approximately EUR 600 million over the longer-term	Primarily attributable to Nokia’s Networks business, and consistent with the depreciation of property, plant and equipment over the longer-term.

Nokia’s Networks business	Net sales	Outperform its primary addressable market in 2018 and over the longer-term	For Nokia’s Networks business, Nokia expects net sales to outperform its primary addressable market and operating margin to expand between full year 2018 and full year 2020.

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	Operating margin	6-9% for full year 2018 and 9-12% for full year 2020

Nokia’s outlook for net sales and operating margin for Nokia’s Networks business in 2018 and 2020 is expected to be influenced by factors including:

•                  An approximately 1 to 3 percent decline in the primary addressable market for Nokia’s Networks business in full year 2018, compared to 2017, on a constant currency basis;

•                  Customer demand for 5G, with commercial 5G network deployments expected to begin near the end of 2018;

•                  Improving market conditions in the second half of 2018, with particular acceleration in the fourth quarter in North America, following weakness in the first half of 2018 (This is an update to earlier commentary for improved market conditions in the second half of 2018, particularly in North America.);

•                  Growth in the primary addressable market for Nokia’s Networks business in 2019 and 2020, on a constant currency basis;

•                  Our ability to scale our supply chain operations to meet increasing demand;

•                  Recovery actions to address increased price pressure, including the ability to offset price erosion through cost reductions (new commentary);

•                  The timing of completions and acceptances of certain projects, particularly related to 5G (new commentary);

•                  Focus on targeted growth opportunities in attractive adjacent markets;

•                  Building a strong standalone software business;

•                  Improved R&D productivity resulting from new ways of working and the reduction of legacy platforms over time;

•                  Lower support function costs, including IT and site costs;

•                  Uncertainty related to potential mergers or acquisitions by our customers;

•                  Product and regional mix; and

•                  Competitive and other industry dynamics.

Nokia Licensing within Nokia Technologies	Recurring net sales	Grow at a compound annual growth rate (CAGR) of approximately 10% over the 3-year period ending 2020

Due to risks and uncertainties in determining the timing and value of significant patent, brand and technology licensing agreements, Nokia believes it is not appropriate to provide annual outlook ranges for Nokia Licensing within Nokia Technologies. Although annual results are difficult to forecast, Nokia expects net sales growth and operating margin expansion over the 3-year period ending 2020.

In full year 2017, licensing net sales were approximately EUR 1.6 billion, of which approximately EUR 300 million were non-recurring in nature and related to catch-up net sales for prior years.
Nokia’s outlook for net sales and operating margin for Nokia Licensing within Nokia Technologies is expected to be influenced by factors including:

•                  The timing and value of new patent licensing agreements with smartphone vendors, automotive companies and consumer electronics companies;

•                  Renegotiation of expiring patent licensing agreements;

•                  Increases or decreases in net sales related to existing patent licensees;

•                  Results in brand and technology licensing;

•                  Costs to protect and enforce our intellectual property rights; and

•                  The regulatory landscape.

	Operating margin	Expand to approximately 85% for full year 2020

NOKIA IN Q2 2018 — NON-IFRS

FINANCIAL DISCUSSION

The financial discussion included in this financial report of Nokia’s results comprises the results of Nokia’s businesses — Nokia’s Networks business and Nokia Technologies, as well as Group Common and Other. For more information on our reportable segments, please refer to note 3, “Segment information”, in the “Financial statement information” section in this report.

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Year-on-year changes in non-IFRS net sales and non-IFRS operating profit

Nokia non-IFRS net sales decreased 6% year-on-year. On a constant currency basis, Nokia non-IFRS net sales would have decreased 1% year-on-year.

EUR million, non-IFRS	Net sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Networks business	(278)	(6)%	(313)	5	31	(60)	(337)	(670	)bps
Nokia Technologies	(8)	(2)%	2	24	25	11	62	1 860	bps
Group Common and Other	(29)	(9)%	(1)	(3)	4	35	35	1 050	bps
Eliminations	3		0	0	0	0	0
Nokia	(311)	(6)%	(312)	25	60	(14)	(240)	(390	)bps

On a year-on-year basis, foreign exchange fluctuations had a negative impact on non-IFRS gross profit, a positive impact on non-IFRS operating expenses and an approximately neutral net impact on non-IFRS operating profit in the second quarter 2018.

Year-on-year changes in non-IFRS profit attributable to the equity holders of the parent

EUR million, non- IFRS	Operating profit	Financial income and expenses	Income taxes	Profit	Non- controlling interests	Profit attributable to the equity holders of the parent
Nokia	(240)	(21)	(32)	(302)	(5)	(305)

Non-IFRS financial income and expenses

The net negative fluctuation in non-IFRS financial income and expenses was primarily due to the absence of venture fund distributions. Interest expenses associated with the inclusion of new items such as costs related to the sale of receivables and financing elements from customer and other contracts as a result of the adoption of new IFRS standards in the first quarter 2018 were offset by lower interest expenses from financing activities.

Non-IFRS income taxes

Increase in non-IFRS tax rate to 43% in the second quarter 2018 was primarily due to regional profit mix. In the second quarter 2017 regional profit mix resulted in an unusually low non-IFRS tax rate of 14% and in addition, in the second quarter 2018 the combination of lower absolute level of profit and certain prior year tax charges increased the non-IFRS tax rate.

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NOKIA IN Q2 2018 - REPORTED

FINANCIAL DISCUSSION

Year-on year changes in net sales and operating profit

Nokia net sales decreased 5% year-on-year. On a constant currency basis, Nokia net sales would have decreased 1% year-on-year.

EUR million	Net Sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Networks business	(278)	(6)%	(313)	5	31	(60)	(337)	(670	)bps
Nokia Technologies	(8)	(2)%	2	24	25	11	62	1 860	bps
Group Common and Other	(29)	(9)%	(1)	(3)	4	35	35	1 050	bps
Eliminations	3		0	0	0	0	0
Non-IFRS exclusions	6	(55)%	(64)	23	34	72	65
Nokia	(306)	(5)%	(376)	49	93	59	(176)	(340	)bps

Year-on year changes in profit attributable to the equity holders of the parent

EUR million	Operating profit	Financial income and expenses	Income taxes	Profit	Non- controlling interests	Profit attributable to the equity holders of the parent
Nokia	(176)	231	113	162	(5)	156

Financial income and expenses

The net positive fluctuation in financial income and expenses was primarily due to the absence of non-IFRS exclusions related to Nokia’s tender offer to purchase the 6.50% notes due January 15, 2028, the 6.45% notes due March 15, 2029 and the 5.375% notes due May 15, 2019 and the absence of non-recurring interest expense resulting from the uncertain tax position related to disposal of former Alcatel-Lucent railway signaling business to Thales as well as the release of cumulative exchange differences related to abandonment of foreign operations and the change in financial liability to acquire NSB non-controlling interest.

Income taxes

The change in taxes from an expense in the second quarter 2017 to a slight benefit in the second quarter 2018 was primarily due to absence of non-recurring tax expenses related to the disposal of the former Alcatel Lucent railway signaling business to Thales and deferred tax valuation allowance both of which had negative impact on the second quarter 2017 tax expense.

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Non-IFRS exclusions in Q2 2018

Non-IFRS exclusions consist of costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. For additional details, please refer to note 2, “Non-IFRS to reported reconciliation”, in the “Financial statement information” section in this report.

Cost savings program

The following table summarizes the financial information related to our cost savings program, as of the end of the second quarter 2018. Balances related to previous Nokia and Alcatel-Lucent restructuring and cost savings programs have been included as part of this overall cost savings program as of the second quarter 2016.

In EUR million, approximately	Q2’18
Opening balance of restructuring and associated liabilities	830
+ Charges in the quarter	30
- Cash outflows in the quarter	110
= Ending balance of restructuring and associated liabilities	750
of which restructuring provisions	680
of which other associated liabilities	70

Total expected restructuring and associated charges	1 900
- Cumulative recorded	1 490
= Charges remaining to be recorded	410

Total expected restructuring and associated cash outflows	2 250
- Cumulative recorded	1 190
= Cash outflows remaining to be recorded	1 060

The following table summarizes our full year 2016 and 2017 results and future expectations related to our cost savings program and network equipment swaps.

	Actual	Actual	Actual	Expected amounts for
In EUR million, approximately rounded to the nearest EUR 50			Cumulative through the end of	FY 2018 as of the end of		FY 2019 and beyond as of the end of		Total as of the end of
million	2016	2017	2017	Q1’18	Q2’18	Q1’18	Q2’18	Q1’18	Q2’18
Recurring annual cost savings	550	250	800	400	400	0	0	1 200	1 200
- operating expenses	350	150	500	300	300	0	0	800	800
- cost of sales	200	100	300	100	100	0	0	400	400
Restructuring and associated charges	750	550	1 300	600	600	0	0	1 900	1 900
Restructuring and associated cash outflows	400	550	950	650	650	650	650	2 250	2 250
Charges related to network equipment swaps	150	450	600	650	650	150	150	1 400	1 400
Cash outflows related to network equipment swaps	150	450	600	650	650	150	150	1 400	1 400

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On a cumulative basis, Nokia continues to be on track to achieve the targeted EUR 1.2 billion of recurring annual cost savings in full year 2018.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions; and L) statements preceded by or including “believe”, “expect”, “anticipate”, “foresee”, “sees”, “target”, “estimate”, “designed”, “aim”, “plans”,

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“intends”, “focus”, “continue”, “project”, “should”, “is to”, “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions and other developments in the economies where we operate; 3) competition and our ability to effectively and profitably invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries; 5) our dependence on a limited number of customers and large multi-year agreements; 6) our ability to maintain our existing sources of intellectual property-related revenue, establish new sources of revenue and protect our intellectual property from infringement; 7) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 8) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions, including the acquisition of Alcatel Lucent, and our ability to implement changes to our organizational and operational structure efficiently; 9) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally and after the acquisition of Alcatel Lucent; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent, brand and technology licensing income and IPR-related revenues, particularly in the smartphone market, which may not materialize as planned, 13) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 14) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 17) our exposure to various legal frameworks regulating corruption, fraud, trade policies, and other risk areas, and the possibility of proceedings or

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investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to re-establish investment grade rating or maintain our credit ratings; 25) our ability to achieve targeted benefits from, or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-related costs, and healthcare costs; and 30) risks related to undersea infrastructure, as well as the risk factors specified on pages 71 to 89 of our 2017 annual report on Form 20-F published on March 22, 2018 under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

The financial report was authorized for issue by management on July 25, 2018.

•                  Nokia plans to publish its third quarter and January-September 2018 results on October 25, 2018.

Media Enquiries:

Nokia

Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com
Jon Peet, Vice President, Corporate Communications

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Investor Enquiries:

Nokia Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

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Financial Report for Q2 and Half Year 2018

First half 2018 as expected; improvement expected in Nokia’s Networks business in second half 2018

•                  Full year 2018 Nokia-level guidance reiterated

Financial highlights

•             Net sales in Q2 2018 were EUR 5.3bn, compared to EUR 5.6bn in Q2 2017. On a constant currency basis, net sales would have been down 1%.

•             Non-IFRS diluted EPS in Q2 2018 was EUR 0.03, compared to EUR 0.08 in Q2 2017. Reported diluted EPS in Q2 2018 was negative EUR 0.05, compared to negative EUR 0.07 in Q2 2017.

•             In the second quarter, net cash and current financial investments decreased by approximately EUR 2.0 billion, primarily due to two expected items: the payment of the dividend of approximately EUR 940 million; and the payment of employee incentives related to Nokia’s business performance in 2017, which was the primary driver of the decrease in liabilities within net working capital of approximately EUR 600 million.

Nokia’s Networks business net sales were EUR 4.7bn, with operating profit of EUR 69mn

•             Our backlog was strong at the end of Q2, and we continue to expect commercial 5G network deployments to begin near the end of 2018.

•             Continued progress was made in Q2 with our strategy to diversify and grow by targeting attractive adjacent markets.  Strong momentum continued with large enterprise vertical and webscale customers, with double-digit year-on-year growth in net sales.

•             Momentum in our end-to-end strategy continued, with approximately 40% of our sales pipeline now comprised of solutions, products and services from multiple business groups.

Nokia Technologies net sales were EUR 361mn, with operating profit of EUR 292mn

•             Strong track record maintained, with 23% year-on-year growth in recurring licensing net sales and 27% year-on-year operating profit increase in Q2, primarily related to license agreements entered into in 2017.

•             Nokia Technologies continued to make good progress on new licensing agreements; no major agreements were announced in Q2.

Outlook

•             Nokia reiterates full year 2018 Nokia-level guidance and remains on target to deliver EUR 1.2 billion of recurring annual cost savings in full year 2018.

•             In its Networks business, Nokia expects improving market conditions in the second half of 2018, with particular acceleration in the fourth quarter in North America. Results in 2018 and over the longer term are expected to be influenced by: a) our ability to scale our supply chain operations to meet increasing demand; b) recovery actions to address increased price pressure; and c) the timing of completions and acceptances of certain projects, particularly related to 5G.

•             Nokia continues to see opportunities to build on its track record in Nokia Licensing within Nokia Technologies and drive a compound annual growth rate of approximately 10% for recurring net sales over the 3-year period ending 2020.

•             Please refer to the full details and other targets in the Outlook section of this press release.

July 26, 2018

Second quarter and January-June 2018 non-IFRS results. Refer to note 1, “Basis of Preparation” and note 15, “Performance measures”, in the “Financial statement information” section for further details(1)

EUR million (except for EPS in EUR)	Q2’18	Q2’17	YoY change		Constant currency YoY change	Q1-Q2’18	Q1-Q2’17	YoY change		Constant currency YoY change
Net sales (non-IFRS)	5 318	5 629	(6)%		(1)%	10 246	11 017	(7)%		0%
Nokia’s Networks business	4 693	4 971	(6)%		0%	9 018	9 873	(9)%		(1)%
Nokia Technologies	361	369	(2)%		(2)%	726	616	18%		19%
Group Common and Other	278	307	(9)%		(4)%	530	562	(6)%		(1)%
Gross profit (non-IFRS)	2 038	2 350	(13)%			3 979	4 546	(12)%
Gross margin % (non-IFRS)	38.3%	41.7%	(340	)bps		38.8%	41.3%	(250	)bps
Operating profit (non-IFRS)	334	574	(42)%			573	915	(37)%
Nokia’s Networks business	69	406	(83)%			112	730	(85)%
Nokia Technologies	292	230	27%			565	346	63%
Group Common and Other	(27)	(62)	(56)%			(105)	(161)	(35)%
Operating margin % (non-IFRS)	6.3%	10.2%	(390	)bps		5.6%	8.3%	(270	)bps
Financial income and expenses (non-IFRS)	(84)	(63)	33%			(200)	(144)	39%
Income taxes (non-IFRS)	(106)	(74)	43%			(143)	(122)	17%
Profit for the period (non-IFRS)	139	441	(68)%			223	644	(65)%
Profit attributable to the equity holders of the parent (non-IFRS)	144	449	(68)%			230	646	(64)%
Non-controlling interests (non-IFRS)	(4)	(9)				(7)	(2)
EPS, EUR diluted (non-IFRS)	0.03	0.08	(63)%			0.04	0.11	(64)%

Second quarter and January-June 2018 reported results. Refer to note 1, “Basis of Preparation” and note 15, “Performance measures”, in the “Financial statement information” section for further details(1)

EUR million (except for EPS in EUR)	Q2’18	Q2’17	YoY change		Constant currency YoY change	Q1-Q2’18	Q1-Q2’17	YoY change		Constant currency YoY change
Net sales	5 313	5 619	(5)%		(1)%	10 237	10 996	(7)%		0%
Nokia’s Networks business	4 693	4 971	(6)%		0%	9 018	9 873	(9)%		(1)%
Nokia Technologies	361	369	(2)%		(2)%	726	616	18%		19%
Group Common and Other	278	307	(9)%		(4)%	530	562	(6)%		(1)%
Non-IFRS exclusions	(5)	(11)	(55)%			(9)	(21)	(57)%
Gross profit	1 860	2 236	(17)%			3 666	4 361	(16)%
Gross margin %	35.0%	39.8%	(480	)bps		35.8%	39.7%	(390	)bps
Operating loss	(221)	(45)	391%			(557)	(173)	222%
Nokia’s Networks business	69	406	(83)%			112	730	(85)%
Nokia Technologies	292	230	27%			565	346	63%
Group Common and Other	(27)	(62)	(56)%			(105)	(161)	(35)%
Non-IFRS exclusions	(555)	(620)	(10)%			(1 129)	(1 088)	4%
Operating margin %	(4.2)%	(0.8)%	(340	)bps		(5.4)%	(1.6)%	(380	)bps
Financial income and expenses	(56)	(287)	(80)%			(164)	(433)	(62)%
Income taxes	10	(103)				104	(256)
Loss for the period	(271)	(433)	(37)%			(625)	(868)	(28)%
Loss attributable to the equity holders of the parent	(267)	(423)	(37)%			(618)	(896)	(31)%
Non-controlling interests	(4)	(9)				(7)	28
EPS, EUR diluted	(0.05)	(0.07)	(29)%			(0.11)	(0.16)	(31)%
Net cash and current financial investments	2 144	3 964	(46)%			2 144	3 964	(46)%

(1) Results are as reported unless otherwise specified. The financial information in this report is unaudited. Non-IFRS results exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. For details, please refer to the non-IFRS exclusions section included in discussions of both the quarterly and year to date performance and note 2, “Non-IFRS to reported reconciliation”, in the notes to the Financial statement information in this report. Change in net sales at constant currency excludes the effect of changes in exchange rates in comparison to euro, our reporting currency. For more information on currency exposures, please refer to note 1, “Basis of Preparation”, in the “Financial statement information” section in this report.

CEO statement

Nokia’s Q2 2018 results were consistent with our view that the first half of the year would be weak followed by an increasingly robust second half. Pleasingly, I am able to confirm that we expect to deliver 2018 results within the ranges of our annual guidance.

Our topline started to recover in the second quarter, with sales in constant currency approximately flat at both Group and Networks levels; year-on-year constant currency sales growth in three of five of our Networks business groups and in three out of our six regions.

Our entry into the enterprise market continued to proceed well in Q2. Year-on-year sales in constant currency increased approximately 30%, with strength in both vertical markets and webscale companies. Nokia Technologies had a very good second quarter, with recurring licensing revenues up very strongly and operating profit up at excellent levels compared to Q2 last year.

Our view about the acceleration of 5G has not changed and we continue to believe that Nokia is well-positioned for the coming technology cycle given the strength of our end-to-end portfolio. Our deal win rate is very good, with significant recent successes in the key early 5G markets of the United States and China.

The installed base of our superb high-capacity AirScale product, which enables customers to quickly upgrade to 5G without a hardware swap, is growing fast. And, the strength of our end-to-end portfolio remains a differentiator. When you look at our sales pipeline, 40% of it is now comprised of end-to-end deals. That is the highest level we have seen to-date.

Business and regional mix continued to have some impact on gross margin, as did near-term actions of a small number of large customers funding their 5G entry within their existing budget plans.

We expect market conditions to improve further in the second half, particularly in Q4, Nokia’s seasonally strongest quarter, and as 5G accelerates significantly.

Rajeev Suri
President and CEO

Outlook

	Metric	Guidance	Commentary
Nokia	Non-IFRS operating margin	9-11% for full year 2018 and 12-16% for full year 2020

Nokia ‘s guidance for significant improvement between full year 2018 and full year 2020 is primarily due to expectations for:

a)        Improved results in Nokia’s Networks business, which are detailed below;

b)        Improved results in Nokia Technologies, which are detailed below; and

c)         Lower Nokia support function costs within Nokia’s Networks business and Group Common and Other.

	Non-IFRS diluted earnings per share	EUR 0.23 - 0.27 in full year 2018 and EUR 0.37 - 0.42 in full year 2020
	Dividend	Approximately 40% to 70% of non-IFRS EPS on a long-term basis	Nokia’s Board of Directors is committed to proposing a growing dividend, including for 2018.
	Recurring free cash flow	Slightly positive in full year 2018 and clearly positive in full year 2020	Recurring free cash flow is expected to improve over the longer-term, due to lower cash outflows related to restructuring and network equipment swaps(1) and improved operational results over time.
	Recurring annual cost savings for Nokia, excluding Nokia Technologies	Approximately EUR 1.2 billion of recurring annual cost savings in full year 2018, of which approximately EUR 800 million are expected from operating expenses(1)

The reference period is full year 2015, in which the combined operating expenses of Nokia and Alcatel-Lucent, excluding Nokia Technologies, were approximately EUR 7.3 billion.

As a result of active efforts to drive 5G adoption, and in the interest of our long-term strategy given the acceleration of 5G, in 2018 we expect to incur approximately EUR 100 to 200 million of temporary incremental expenses related to 5G customer trials that will partially reduce the positive impact from the recurring annual cost savings.

	Network equipment swaps	Approximately EUR 1.4 billion of charges and cash outflows in total(1)	The charges related to network equipment swaps are being recorded as non-IFRS exclusions, and therefore do not affect Nokia’s non-IFRS operating profit.
Non-IFRS financial income and expenses

Expense of approximately EUR 350 million in full year 2018 and approximately EUR 300 million over the longer-term
(This is an update to earlier guidance of approximately EUR 300 million for full year 2018)

Nokia’s outlook for non-IFRS financial income and expenses in full year 2018 and over the longer-term is expected to be influenced by factors including:

•             Net interest expenses related to interest-bearing liabilities and defined benefit pension and other post-employment benefit plans;

•             Foreign exchange fluctuations and hedging costs; and

•             Expenses related to the sale of receivables.

	Non-IFRS tax rate	Approximately 30% for full year 2018 and 25% over the longer-term

Nokia’s outlook for non-IFRS tax rate for full year 2018 and over the longer-term is expected to be influenced by factors including the absolute level of profits, regional profit mix and any further changes to our operating model.
Nokia expects cash outflows related to taxes to be approximately EUR 400 million in full year 2018 and approximately EUR 450 million over the longer-term until Nokia’s US or Finnish deferred tax assets are fully utilized.
(This is an update to earlier commentary for cash outflows related to taxes to be approximately EUR 450 million in full year 2018.)

	Capital expenditures	Approximately EUR 700 million in full year 2018 and approximately EUR 600 million over the longer-term	Primarily attributable to Nokia’s Networks business, and consistent with the depreciation of property, plant and equipment over the longer-term.
	Net sales	Outperform its primary addressable market in

Nokia’s Networks business		2018 and over the longer-term	For Nokia’s Networks business, Nokia expects net sales to outperform its primary addressable market and operating margin to expand between full year 2018 and full year 2020.
	Operating margin	6-9% for full year 2018 and 9-12% for full year 2020

Nokia’s outlook for net sales and operating margin for Nokia’s Networks business in 2018 and 2020 is expected to be influenced by factors including:

•             An approximately 1 to 3 percent decline in the primary addressable market for Nokia’s Networks business in full year 2018, compared to 2017, on a constant currency basis;

•             Customer demand for 5G, with commercial 5G network deployments expected to begin near the end of 2018;

•             Improving market conditions in the second half of 2018, with particular acceleration in the fourth quarter in North America, following weakness in the first half of 2018 (This is an update to earlier commentary for improved market conditions in the second half of 2018, particularly in North America.);

•             Growth in the primary addressable market for Nokia’s Networks business in 2019 and 2020, on a constant currency basis;

•             Our ability to scale our supply chain operations to meet increasing demand;

•             Recovery actions to address increased price pressure, including the ability to offset price erosion through cost reductions (new commentary);

•             The timing of completions and acceptances of certain projects, particularly related to 5G (new commentary);

•             Focus on targeted growth opportunities in attractive adjacent markets;

•             Building a strong standalone software business;

•             Improved R&D productivity resulting from new ways of working and the reduction of legacy platforms over time;

•             Lower support function costs, including IT and site costs;

•             Uncertainty related to potential mergers or acquisitions by our customers;

•             Product and regional mix; and

•             Competitive and other industry dynamics.

Nokia Licensing within Nokia Technologies	Recurring net sales	Grow at a compound annual growth rate (CAGR) of approximately 10% over the 3-year period ending 2020

Due to risks and uncertainties in determining the timing and value of significant patent, brand and technology licensing agreements, Nokia believes it is not appropriate to provide annual outlook ranges for Nokia Licensing within Nokia Technologies. Although annual results are difficult to forecast, Nokia expects net sales growth and operating margin expansion over the 3-year period ending 2020.

In full year 2017, licensing net sales were approximately EUR 1.6 billion, of which approximately EUR 300 million were non-recurring in nature and related to catch-up net sales for prior years.

Nokia’s outlook for net sales and operating margin for Nokia Licensing within Nokia Technologies is expected to be influenced by factors including:

•             The timing and value of new patent licensing agreements with smartphone vendors, automotive companies and consumer electronics companies;

•             Renegotiation of expiring patent licensing agreements;

•             Increases or decreases in net sales related to existing patent licensees;

•             Results in brand and technology licensing;

•             Costs to protect and enforce our intellectual property rights; and

•             The regulatory landscape.

	Operating margin	Expand to approximately 85% for full year 2020

(1)For further details related to the cost savings and network equipment swaps guidance, please refer to the “Cost savings program” on page 8.

Nokia in Q2 2018 – Non-IFRS

Net sales (non-IFRS) Margin (non-IFRS) Components of operating profit (non-IFRS)

Financial discussion

The financial discussion included in this financial report of Nokia’s results comprises the results of Nokia’s businesses — Nokia’s Networks business and Nokia Technologies, as well as Group Common and Other. For more information on our reportable segments, please refer to note 3, “Segment information”, in the “Financial statement information” section in this report.

Year-on-year changes in non-IFRS net sales and non-IFRS operating profit

Nokia non-IFRS net sales decreased 6% year-on-year. On a constant currency basis, Nokia non-IFRS net sales would have decreased 1% year-on-year.

EUR million, non-IFRS Net sales % change Gross profit (R&D) (SG&A) Other income and (expenses) Operating profit Change in operating margin %

On a year-on-year basis, foreign exchange fluctuations had a negative impact on non-IFRS gross profit, a positive impact on non-IFRS operating expenses and an approximately neutral net impact on non-IFRS operating profit in the second quarter 2018.

Year-on-year changes in non-IFRS profit attributable to the equity holders of the parent

EUR million, non-IFRS Operating profit Financial income and expenses Income taxes Profit Non-controlling interests Profit attributable to the equity holders of the parent

Non-IFRS financial income and expenses

The net negative fluctuation in non-IFRS financial income and expenses was primarily due to the absence of venture fund distributions. Interest expenses associated with the inclusion of new items such as costs related to the sale of receivables and financing elements from customer and other contracts as a result of the adoption of new IFRS standards in the first quarter 2018 were offset by lower interest expenses from financing activities.

Non-IFRS income taxes

Increase in non-IFRS tax rate to 43% in the second quarter 2018 was primarily due to regional profit mix. In the second quarter 2017 regional profit mix resulted in an unusually low non-IFRS tax rate of 14% and in addition, in the second quarter 2018 the combination of lower absolute level of profit and certain prior year tax charges increased the non-IFRS tax rate.

Nokia in Q2 2018 – Reported

Components of net sales Margin Components of operating profit

Financial discussion

Year-on-year changes in net sales and operating profit

Nokia net sales decreased 5% year-on-year. On a constant currency basis, Nokia net sales would have decreased 1% year-on-year.

EUR million Net Sales % change Gross profit (R&D) (SG&A) Other income and (expenses) Operating profit Change in operating margin %

Year-on-year changes in profit attributable to the equity holders of the parent

EUR million Operating profit Financial income and expenses Income taxes Profit Non-controlling interests Profit attributable to the equity holders of the parent

Financial income and expenses

The net positive fluctuation in financial income and expenses was primarily due to the absence of non-IFRS exclusions related to Nokia’s tender offer to purchase the 6.50% notes due January 15, 2028, the 6.45% notes due March 15, 2029 and the 5.375% notes due May 15, 2019 and the absence of non-recurring interest expense resulting from the uncertain tax position related to disposal of former Alcatel-Lucent railway signaling business to Thales as well as the release of cumulative exchange differences related to abandonment of foreign operations and the change in financial liability to acquire NSB non-controlling interest.

Income taxes

The change in taxes from an expense in the second quarter 2017 to a slight benefit in the second quarter 2018 was primarily due to absence of non-recurring tax expenses related to the disposal of the former Alcatel Lucent railway signaling business to Thales and deferred tax valuation allowance both of which had negative impact on the second quarter 2017 tax expense.

Non-IFRS exclusions in Q2 2018

Non-IFRS exclusions consist of costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. For additional details, please refer to note 2, “Non-IFRS to reported reconciliation”, in the “Financial statement information” section in this report.

Cost savings program

The following table summarizes the financial information related to our cost savings program, as of the end of the second quarter 2018. Balances related to previous Nokia and Alcatel-Lucent restructuring and cost savings programs have been included as part of this overall cost savings program as of the second quarter 2016.

In EUR million, approximately	Q2’18
Opening balance of restructuring and associated liabilities	830
+ Charges in the quarter	30
- Cash outflows in the quarter	110
= Ending balance of restructuring and associated liabilities	750
of which restructuring provisions	680
of which other associated liabilities	70

Total expected restructuring and associated charges	1 900
- Cumulative recorded	1 490
= Charges remaining to be recorded	410

Total expected restructuring and associated cash outflows	2 250
- Cumulative recorded	1 190
= Cash outflows remaining to be recorded	1 060

The following table summarizes our full year 2016 and 2017 results and future expectations related to our cost savings program and network equipment swaps.

			Actual Cumulative	Expected amounts for
In EUR million, approximately rounded to the nearest EUR 50	Actual	Actual	through the end of	FY 2018 as of the end of		FY 2019 and beyond as of the end of		Total as of the end of
million	2016	2017	2017	Q1’18	Q2’18	Q1’18	Q2’18	Q1’18	Q2’18
Recurring annual cost savings	550	250	800	400	400	0	0	1 200	1 200
- operating expenses	350	150	500	300	300	0	0	800	800
- cost of sales	200	100	300	100	100	0	0	400	400
Restructuring and associated charges	750	550	1 300	600	600	0	0	1 900	1 900
Restructuring and associated cash outflows	400	550	950	650	650	650	650	2 250	2 250
Charges related to network equipment swaps	150	450	600	650	650	150	150	1 400	1 400
Cash outflows related to network equipment swaps	150	450	600	650	650	150	150	1 400	1 400

On a cumulative basis, Nokia continues to be on track to achieve the targeted EUR 1.2 billion of recurring annual cost savings in full year 2018.

Nokia’s Networks business in Q2 2018

Operational highlights

Nokia had several 5G-related developments that underpin our momentum going into the second half of 2018 when meaningful 5G commercial roll-outs are to start in the United States. These developments reflect Nokia’s ongoing progress in delivering well on the four pillars of our strategy.

In our first strategy pillar, leading in high-performance, end-to-end networks with communication service providers, we announced, just after the second quarter ended, a one-year frame agreement, valued at up to EUR 1 billion, to support China Mobile’s transition to a future-oriented network infrastructure to meet growing data traffic demand.

In June, we announced with T-Mobile a key milestone in delivering mobile 5G with the successful completion of the first bi-directional over-the-air 5G data session in the US on a 3GPP-compliant 5G New Radio system. The 5G data transmission was conducted with Nokia AirScale baseband and radio, AirFrame Open Edge Server, and AirScale Cloud RAN. Similarly, Nokia and Verizon also successfully completed outdoors, rather than in a lab, a series of data sessions over the 3GPP New Radio 5G standard outdoors. Nokia successfully completed a 5G New Radio data call as part of a Chinese government-sponsored 5G Technology R&D trial. And, in France, we did the same, successfully completing a 5G call with SFR using 3GPP-compliant 5G New Radio system.

We launched Nokia AirFrame Open Edge Server, the industry’s first Edge Cloud data center solution to meet the stringent and diverse low-latency data processing demands and advanced applications for consumers and industries. In combination with the Nokia ReefShark chipset and our cloud infrastructure software, AirFrame Open Edge Server has been developed for the 5G era and leverages open architectures for fast deployment.

Nokia launched new services to help operators prioritize their 5G investments and bring 5G-based services to market faster and more cost effectively. Utilizing the Nokia AVA cognitive services platform and machine learning algorithms, Nokia 5G Digital Design simulates the impact of 5G use cases on networks. Cross-Domain Architecture and Site Evolution Services address detailed deployment considerations and help translate 5G business plans into clear and precise technical requirements across all domains, regardless of vendor.

China Mobile ranked Nokia #1 in a central bid to supply equipment for its regional optical transport network, with deployment of the new network having already started. The new optical backbone is a key part of the next-generation of mobile services with the arrival of 5G.

Frontier Communications Corporation chose Nokia to deliver 10-gigabit business and residential services in Texas, Florida and California through Nokia’s next-generation XGS-PON fiber technology. Greenlight Networks also selected Nokia’s XGS-PON technology to deliver better, faster and smarter ultra-broadband access to customers in New York. Nokia is also further supporting the rollout of fiber networks in Nepal; this time with Subisu.

Nokia and AT&T announced plans to develop Internet of Things (IoT) services for a range of industries, including transportation and health care. Using Nokia’s Worldwide IoT Network Grid (WING), a key aim is to give enterprises new capabilities like 5G network slicing which allows a single network to be partitioned into multiple networks.

We announced that Nokia and its venture focused on software-defined networking (SDN), Nuage Networks, will extend Telefónica Spain’s existing SDN infrastructure to include modern software-defined data centers (SDDC). This modernization with Nokia Nuage and IP routing solutions will expand Telefónica Spain’s service offerings from enterprise hosting and co-location to enterprise wide-area networks (WAN) and enterprise cloud infrastructure.

In our second strategy pillar, expanding network sales to select vertical markets needing high-performing, secure networks, State Grid Corporation of China (SGCC) chose Nokia to upgrade its optical transport network in Beijing and Tianjin in order to meet fast-growing bandwidth capacity demands, improve operational efficiencies and support a wide range of technologies that will be required as SGCC makes its electrical grid smarter.

We introduced the Advanced Command Center to help public safety agencies transition from voice-based to broadband data-centric emergency response. As part of Nokia’s ViTrust portfolio, the new solution combines next-generation emergency services (NEXES), advanced rich media emergency call-taking and dispatch capabilities with Nokia’s Integrated Operations Center for smart and safe city management.

In our third pillar, developing a strong software business at scale, we acquired SpaceTime Insight, a California-based company that provides machine learning-powered analytics and IoT applications for some of the world’s biggest transportation, energy and utilities organizations, including FedEx and Singapore Power. The acquisition supports Nokia’s software strategy by bringing SpaceTime Insight’s sales expertise and proven track record in IoT application development, machine learning and data science to the Nokia

Software IoT product unit. We also announced the creation of a global alliances organization to enhance Nokia Software’s progress in building its partner ecosystem.

Nokia appointed Sri Reddy as co-president of our IP/Optical Networks business group and as a member of the Group Leadership Team.

Financial highlights

EUR million	Q2’18	Q2’17	YoY change		Constant currency YoY change
Net sales	4 693	4 971	(6)%		0%
Ultra Broadband Networks	2 055	2 165	(5)%		0%
Global Services	1 326	1 448	(8)%		(3)%
IP Networks and Applications	1 313	1 358	(3)%		2%
Gross profit	1 632	1 945	(16)%
Gross margin %	34.8%	39.1%	(430	)bps
R&D	(911)	(916)	(1)%
SG&A	(621)	(652)	(5)%
Other income and expenses	(30)	30
Operating profit	69	406	(83)%
Operating margin %	1.5%	8.2%	(670	)bps

Net sales by region

EUR million	Q2’18	Q2’17	YoY change	Constant currency YoY change
Asia-Pacific	926	1 026	(10)%	(3)%
Europe	1 039	1 091	(5)%	(3)%
Greater China	518	627	(17)%	(17)%
Latin America	299	298	0%	11%
Middle East & Africa	443	431	3%	7%
North America	1 468	1 498	(2)%	6%
Total	4 693	4 971	(6)%	0%

Financial discussion

Year-on-year changes in net sales and operating profit

Nokia’s Networks business net sales decreased 6% year-on-year.  On a constant currency basis, Nokia’s Networks business net sales would have been flat.

A discussion of our results within Ultra Broadband Networks, Global Services and IP Networks and Applications is included in the sections “Ultra Broadband Networks”, “Global Services” and “IP Networks and Applications” below.

EUR million	Net Sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Ultra Broadband Networks	(110)	(5)%	(142)	0	38	(38)	(142)	(640	)bps
Global Services	(122)	(8)%	(104)	(1)	(1)	(8)	(112)	(770	)bps
IP Networks and Applications	(45)	(3)%	(67)	5	(7)	(15)	(81)	(590	)bps
Networks business	(278)	(6)%	(313)	5	31	(60)	(337)	(670	)bps

On a year-on-year basis, the decrease in gross profit was due to both a lower gross margin and lower net sales. The decrease in gross margin was primarily due to price erosion exceeding cost erosion across most regions and segments.

On a year-on-year basis, foreign exchange fluctuations had a negative impact on gross profit, a positive impact on operating expenses and a slightly negative net impact on operating profit in the second quarter 2018.

Ultra Broadband Networks in Q2 2018

Financial highlights

EUR million	Q2’18	Q2’17	YoY change		Constant currency YoY change
Net sales	2 055	2 165	(5)%		0%
Mobile Networks	1 565	1 619	(3)%		2%
Fixed Networks	490	546	(10)%		(6)%
Gross profit	898	1 040	(14)%
Gross margin %	43.7%	48.0%	(430	)bps
R&D	(581)	(581)	0%
SG&A	(255)	(293)	(13)%
Other income and expenses	(13)	25
Operating profit	49	191	(74)%
Operating margin %	2.4%	8.8%	(640	)bps

Net sales by region

EUR million Q2'18 Q2'17 YoY change Ultra Broadband Networks Mobile Networks Fixed Networks Asia-Pacific 409 437 (6)% 0% Europe 368 417 (12)% (11)% Greater China 218 275 (21)% (21)% Latin America 86 101 (15)% (8)% Middle East & Africa 143 149 (4)% (1)% North America 831 786 6% 14% Total 2 055 2 165 (5)% 0% 2% (6)% change less than 3%

Financial discussion

Net sales

Ultra Broadband Networks net sales decreased 5% year-on-year. On a constant currency basis, Ultra Broadband Networks net sales would have been approximately flat year-on-year, with 2% growth in Mobile Networks offset by a 6% decline in Fixed Networks.

The decrease in Mobile Networks net sales was primarily due to radio networks, partially offset by growth in small cells, core networks and microwave.

The decrease in Fixed Networks net sales was primarily due to broadband access and services.

Operating profit

The decrease in Ultra Broadband Networks gross profit was primarily due to Mobile Networks. The decrease in Mobile Networks gross profit was due to both a lower gross margin and lower net sales. The decrease in Mobile Networks gross margin was primarily due to significantly lower margins in North America, Greater China, Asia-Pacific and Middle East & Africa, partially offset by favorable regional mix, as well as higher margins in Europe and Latin America. The decrease in Mobile Networks gross margin in North America was primarily due to price erosion exceeding cost erosion. The decrease in Mobile Networks gross margin in Greater China and Middle East & Africa was primarily due to specific projects with particular customers in each region.

The decrease in Ultra Broadband Networks SG&A expenses was primarily due to Mobile Networks. The decrease in Mobile Networks SG&A expenses was primarily due to lower personnel expenses, reflecting progress related to Nokia’s cost savings program. This was partially offset by higher costs related to 5G customer trials.

The net negative fluctuation in other income and expenses was primarily due to foreign exchange hedging and higher doubtful account allowances.

On a year-on-year basis, foreign exchange fluctuations had a negative impact on gross profit, a positive impact on operating expenses and a slightly negative net impact on operating profit in the second quarter 2018.

Global Services in Q2 2018

Financial highlights

EUR million	Q2’18	Q2’17	YoY change		Constant currency YoY change
Net sales	1 326	1 448	(8)%		(3)%
Gross profit	201	305	(34)%
Gross margin %	15.2%	21.1%	(590	)bps
R&D	(22)	(21)	5%
SG&A	(160)	(159)	1%
Other income and expenses	(9)	(1)
Operating profit	11	123	(91)%
Operating margin %	0.8%	8.5%	(770	)bps

Net sales by region

EUR million	Q2’18	Q2’17	YoY change	Constant currency YoY change
Asia-Pacific	271	321	(16)%	(8)%
Europe	289	301	(4)%	(1)%
Greater China	195	232	(16)%	(15)%
Latin America	111	110	1%	11%
Middle East & Africa	209	180	16%	23%
North America	251	303	(17)%	(11)%
Total	1 326	1 448	(8)%	(3)%

Financial discussion

Net sales

Global Services net sales decreased 8% year-on-year. On a constant currency basis, Global Services net sales would have decreased 3% year-on-year.

The decrease in Global Services net sales was primarily due to network implementation, care and, to a lesser extent, network planning and optimization.

Operating profit

The decrease in Global Services gross profit was due to both a lower gross margin and lower net sales. The decrease in Global Services gross margin was primarily due to Network Implementation, particularly in Greater China, Asia-Pacific and Europe, partially offset by Middle East & Africa.

On a year-on-year basis, foreign exchange fluctuations had a slightly negative impact on gross profit, a slightly positive impact on operating expenses and a slightly negative net impact on operating profit in the second quarter 2018.

IP Networks and Applications in Q2 2018

Financial highlights

EUR million	Q2’18	Q2’17	YoY change		Constant currency YoY change
Net sales	1 313	1 358	(3)%		2%
IP/Optical Networks	956	993	(4)%		1%
IP Routing	592	654	(9)%		(5)%
Optical Networks	365	339	8%		13%
Nokia Software	356	365	(2)%		2%
Gross profit	533	600	(11)%
Gross margin %	40.6%	44.2%	(360	)bps
R&D	(309)	(314)	(2)%
SG&A	(206)	(199)	4%
Other income and expenses	(9)	6
Operating profit	10	91	(89)%
Operating margin %	0.8%	6.7%	(590	)bps

Net sales by region

EUR million Q2’18 Q2’17 YoY change Constant currency YoY change IP Networks and Applications IP/ Optical Networks Nokia Software

Financial discussion

Net sales

IP Networks and Applications net sales decreased 3% year-on-year. On a constant currency basis, IP Networks and Applications net sales would have increased 2% year-on-year, with 1% growth in IP/Optical Networks and 2% growth in Nokia Software.

The decrease in IP/Optical Networks net sales was due to IP routing, partially offset by growth in optical networks. The decrease in IP routing was primarily due to North America, Asia-Pacific and Greater China, partially offset by Europe. The growth in optical networks was primarily due to progress with targeted large enterprise vertical and webscale customers and certain customers in Asia-Pacific and Latin America.

Operating profit

The decrease in IP Networks and Applications gross profit was primarily due to IP/Optical Networks. The decrease in gross profit in IP/Optical Networks was due to both a lower gross margin and lower net sales. The decrease in IP/Optical Networks gross margin was primarily due to a lower gross margin in IP routing and product mix, with a higher proportion of optical networks net sales.

The net negative fluctuation in other income and expenses was primarily due to higher doubtful account allowances and foreign exchange hedging.

On a year-on-year basis, foreign exchange fluctuations had a negative impact on gross profit, a significantly positive impact on operating expenses and a slightly positive net impact on operating profit in the second quarter 2018.

Nokia Technologies in Q2 2018

Operational highlights

In the fourth pillar of our strategy, creating new business and licensing opportunities in the consumer ecosystem, Nokia announced and closed the sale of our Digital Health business in May. Nokia Technologies is now focused on licensing.

Following the sale of our Digital Health business, Gregory Lee stepped down from his role as President of Nokia Technologies to pursue opportunities elsewhere, and will leave Nokia in the coming months. Nokia announced the appointment of Maria Varsellona as president of Nokia Technologies, in addition to her existing role as the company’s Chief Legal Officer.

Our brand licensee, HMD Global, continued the refresh of its portfolio of Android smartphones with the Nokia 5.1, Nokia 3.1 and Nokia 2.1 models for global markets; and HMD launched its first smartphone with a notched display, the Nokia X6, exclusive to China.

Financial highlights

EUR million	Q2’18	Q2’17	YoY change		Constant currency YoY change
Net sales	361	369	(2)%		(2)%
Gross profit	354	352	1%
Gross margin %	98.1%	95.4%	270	bps
R&D	(36)	(60)	(40)%
SG&A	(25)	(50)	(50)%
Other income and expenses	(1)	(12)
Operating profit	292	230	27%
Operating margin %	80.9%	62.3%	1 860	bps

Financial discussion

Net sales

Nokia Technologies net sales decreased 2% year-on-year, on both a reported and constant currency basis.

Of the EUR 361 million of net sales in the second quarter 2018, EUR 352 million related to patent, brand and technology licensing and EUR 9 million related to digital health.

The decrease in Nokia Technologies net sales was primarily due to the absence of approximately EUR 70 million of non-recurring licensing net sales, which benefitted the second quarter 2017. This was partially offset by higher recurring licensing net sales. Nokia Technologies non-recurring catch-up net sales in the second quarter 2018 amounted to approximately zero. In the second quarter 2017, non-recurring catch-up net sales were approximately EUR 70 million.

Operating profit

The decrease in Nokia Technologies R&D expenses was primarily due to reduced investments in digital media, lower patent portfolio costs and lower costs related to digital health following the sale of our digital health business on May 31, 2018.

The decrease in Nokia Technologies SG&A expenses was primarily due to lower licensing-related litigation costs and lower costs related to digital health following the sale of our digital health business on May 31, 2018.

The net positive fluctuation in other income and expenses was primarily due to the absence of a net negative fluctuation related to foreign exchange hedging, which adversely affected the second quarter 2017.

On a year-on-year basis, foreign exchange fluctuations had a slightly negative impact on gross profit, a slightly positive impact on operating expenses and an approximately neutral net impact on operating profit in the second quarter 2018.

Group Common and Other in Q2 2018

Financial highlights

EUR million	Q2’18	Q2’17	YoY change		Constant currency YoY change
Net sales	278	307	(9)%		(4)%
Gross profit	53	54	(2)%
Gross margin %	19.1%	17.6%	150	bps
R&D	(69)	(66)	5%
SG&A	(49)	(53)	(8)%
Other income and expenses	38	3
Operating loss	(27)	(62)	(56)%
Operating margin %	(9.7)%	(20.2)%	1 050	bps

Financial discussion

Net sales

Group Common and Other net sales decreased 9% year-on-year. On a constant currency basis, Group Common and Other net sales would have decreased 4% year-on-year.

The decrease in Group Common and Other net sales was primarily due to Alcatel Submarine Networks, partially offset by Radio Frequency Systems. The decrease in Alcatel Submarine Networks was primarily due to the completion of two large projects, which benefitted the second quarter 2017.

Operating profit

The net positive fluctuation in other income and expenses was primarily due to gains in Nokia’s venture fund investments, including a non-recurring adjustment.

On a year-on-year basis, foreign exchange fluctuations had a slightly negative impact on gross profit, a slightly positive impact on operating expenses and a slightly positive net impact on operating profit in the second quarter 2018.

Cash and cash flow in Q2 2018

Nokia change in net cash and current financial investments (EUR billion)

EUR million, at end of period	Q2’18	Q2’17	YoY change	Q1’18	QoQ change
Total cash and current financial investments(1)	5 861	7 917	(26)%	7 897	(26)%
Net cash and current financial investments(1)	2 144	3 964	(46)%	4 176	(49)%

(1) Total cash and current financial investments consists of cash and cash equivalents and current financial investments. Net cash and current financial investments equals total cash and current financial investments less long-term and short-term interest-bearing liabilities. For details, please refer to note 9, “Net cash and current financial investments”, in the “Financial statement information” section in this report.

During the second quarter 2018, Nokia’s total cash and current financial investments decreased by EUR 2 036 million and Nokia’s net cash and current financial investments decreased by EUR 2 032 million. For both, a majority of the decline was driven by two expected items:

•             The payment of the dividend of approximately EUR 940 million; and

•             The payment of 2017 performance-related incentives to employees, which was the primary driver of the decrease in liabilities of approximately EUR 600 million.

Foreign exchange rates had an approximately EUR 170 million negative impact on net cash and current financial investments. Approximately half of the negative impact related to US dollar denominated bonds, and was offset by the higher fair valuation of the financial instruments which were used to hedge these liabilities. Approximately half of the negative impact related to balance sheet items in a variety of foreign currencies, and was offset by related positive impacts in liabilities within net working capital from certain hedging activities.

In the second quarter 2018, net cash and current financial investments used in operating activities was EUR 830 million:

•             Nokia’s adjusted profit before changes in net working capital was EUR 250 million in the second quarter 2018.

•             In the second quarter 2018, Nokia experienced a decrease in net cash and current financial investments related to net working capital of approximately EUR 980 million.

•                  Nokia experienced a decrease in net cash and current financial investments related to restructuring and associated cash items in the second quarter 2018 of approximately EUR 120 million. Excluding this, Nokia experienced a decrease in net cash and current financial investments related to net working capital of approximately EUR 860 million primarily due to a decrease in liabilities and, to a lesser extent, an increase in inventories and an increase in receivables.

•                  The decrease in net cash and current financial investments related to the increase in receivables was approximately EUR 130 million, primarily due to a seasonal increase.

•                  The decrease in net cash and current financial investments related to the increase in inventories was approximately EUR 140 million, primarily due to our decision to ensure sufficient flexibility to deliver higher levels of equipment sales in the second half of 2018.

•                  The decrease in net cash and current financial investments related to the decrease in liabilities was approximately EUR 600 million, primarily due to the payment of employee incentives related to Nokia’s business performance in 2017 and, to a lesser extent a decrease in deferred revenue. This was partially offset by an increase in accounts payable related to higher inventories and longer payment terms, and positive impacts in liabilities within net working capital from certain hedging activities, which offset approximately half of the EUR 170 million negative impact of foreign exchange rates on net cash and current financial investments.

•             In addition, Nokia experienced a decrease in net cash and current financial investments related to income taxes of approximately EUR 100 million.

•             Also, Nokia experienced a decrease in net cash and current financial investments related to net interest of approximately EUR 10 million.

In the second quarter 2018, net cash and current financial investments used in investing activities primarily related to capital expenditures of approximately EUR 100 million.

In the second quarter 2018, net cash and current financial investments used in financing activities primarily related to the payment of the dividend of approximately EUR 940 million.

Related to the dividend paid in the second quarter 2018, a withholding tax of approximately EUR 130 million is expected to be paid in the third quarter 2018.

Nokia in half year 2018

Components of net sales	Margin	Components of operating profit

Financial highlights(1)

					Constant currency YoY
EUR million (except EPS in EUR)	Q1-Q2’18	Q1-Q2’17	YoY change		change
Net sales	10 237	10 996	(7)%		0%
Nokia’s Networks business	9 018	9 873	(9)%		(1)%
Nokia Technologies	726	616	18%		19%
Group Common and Other	530	562	(6)%		(1)%
Non-IFRS exclusions	(9)	(21)	(57)%
Gross profit	3 666	4 361	(16)%
Gross margin %	35.8%	39.7%	(390	)bps
Operating loss	(557)	(173)	222%
Nokia’s Networks business	112	730	(85)%
Nokia Technologies	565	346	63%
Group Common and Other	(105)	(161)	(35)%
Non-IFRS exclusions	(1 129)	(1 088)	4%
Operating margin %	(5.4)%	(1.6)%	(380	)bps
Financial income and expenses	(164)	(433)	(62)%
Income taxes	104	(256)
Loss for the period	(625)	(868)	(28)%
Loss attributable to the shareholders of the parent	(618)	(896)	(31)%
Non-controlling interests	(7)	28
EPS, EUR diluted	(0.11)	(0.16)	(31)%

(1) Results are reported unless otherwise specified.

Financial discussion

Year-on-year changes in net sales and operating profit

In the first six months of 2018, Nokia net sales decreased 7% year-on-year.  On a constant currency basis, Nokia net sales would have been flat year-on-year.

EUR million	Net Sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Networks business	(855)	(9)%	(698)	52	54	(26)	(618)	(620	)bps
Nokia Technologies	110	18%	123	43	44	11	219	2 160	bps
Group Common and Other	(32)	(6)%	8	2	11	36	56	880	bps
Eliminations	6		0	0	0	0	0
Non-IFRS exclusions	12	(57)%	(128)	52	56	(21)	(41)
Nokia	(759)	(7)%	(695)	147	165	(1)	(384)	(380	)bps

Year-on-year changes in profit attributable to the shareholders of the parent

EUR million	Operating profit	Financial income and expenses	Income taxes	Profit	Non-controlling interests	Profit attributable to the equity holders of the parent
Nokia	(384)	269	360	243	35	278

Financial income and expenses

The net positive fluctuation in financial income and expenses was primarily due to the absence of non-IFRS exclusions related to Nokia’s tender offer to purchase the 6.50% notes due January 15, 2028, the 6.45% notes due March 15, 2029, the 6.75% notes due February 4, 2019 and the 5.375% notes due May 15, 2019 and the absence of non-recurring interest expense resulting from the non-recurring tax expense related to disposal of former Alcatel-Lucent railway signaling business to Thales as well as the release of cumulative exchange differences related to abandonment of foreign operations and the change in financial liability to acquire NSB non-controlling interest.

Income taxes

The income tax benefit, compared to income tax expense in the first half 2017, was primarily due to absence of non-recurring tax expenses related to the integration of the former Alcatel-Lucent and Nokia operating models, the disposal of the former Alcatel Lucent railway signaling business to Thales and deferred tax valuation allowance which all had negative impact on the first half 2017 tax expense.

Non-IFRS exclusions in first half 2018

Non-IFRS exclusions consist of costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. For additional details, please refer to note 2, “Non-IFRS to reported reconciliation”, in the “Financial statement information” section in this report.

Nokia’s Networks business in half year 2018

Financial highlights

EUR million	Q1-Q2’18	Q1-Q2’17	YoY change		Constant currency YoY change
Net sales	9 018	9 873	(9)%		(1)%
Ultra Broadband Networks	3 912	4 401	(11)%		(4)%
Global Services	2 565	2 809	(9)%		(1)%
IP Networks and Applications	2 540	2 663	(5)%		3%
Gross profit	3 181	3 879	(18)%
Gross margin %	35.3%	39.3%	(400	)bps
R&D	(1 808)	(1 860)	(3)%
SG&A	(1 265)	(1 319)	(4)%
Other income and expenses	4	30
Operating profit	112	730	(85)%
Operating margin %	1.2%	7.4%	(620	)bps

Net sales by region

EUR million	Q1-Q2’18	Q1-Q2’17	YoY change	Constant currency YoY change
Asia-Pacific	1 832	2 072	(12)%	(3)%
Europe	2 024	2 067	(2)%	0%
Greater China	992	1 183	(16)%	(13)%
Latin America	588	525	12%	27%
Middle East & Africa	869	834	4%	13%
North America	2 713	3 192	(15)%	(5)%
Total	9 018	9 873	(9)%	(1)%

Financial discussion

Year-on-year changes in net sales and operating profit

In the first six months of 2018, Nokia’s Networks business net sales decreased 9% year-on-year.  On a constant currency basis, Nokia’s Networks business net sales would have decreased 1% year-on-year.

A discussion of our results within Ultra Broadband Networks, Global Services and IP Networks and Applications is included in the sections “Ultra Broadband Networks”, “Global Services” and “IP Networks and Applications” below.

EUR million	Net Sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Ultra Broadband Networks	(489)	(11)%	(394)	27	74	(9)	(303)	(650	)bps
Global Services	(244)	(9)%	(175)	0	(1)	2	(175)	(620	)bps
IP Networks and Applications	(123)	(5)%	(129)	25	(19)	(18)	(140)	(530	)bps
Networks business	(855)	(9)%	(698)	52	54	(26)	(618)	(620	)bps

On a year-on-year basis, the decrease in gross profit was due to both a lower gross margin and lower net sales. The decrease in gross margin was primarily due to price erosion exceeding cost erosion across most regions and segments.

On a year-on-year basis, foreign exchange fluctuations had a significantly negative impact on gross profit, a positive impact on operating expenses and a slightly negative net impact on operating profit in the first six months of 2018.

Ultra Broadband Networks in half year 2018

Financial highlights

EUR million	Q1-Q2’18	Q1-Q2’17	YoY change		Constant currency YoY change
Net sales	3 912	4 401	(11)%		(4)%
Mobile Networks	2 978	3 353	(11)%		(4)%
Fixed Networks	935	1 048	(11)%		(5)%
Gross profit	1 777	2 171	(18)%
Gross margin %	45.4%	49.3%	(390	)bps
R&D	(1 137)	(1 164)	(2)%
SG&A	(520)	(594)	(12)%
Other income and expenses	13	22
Operating profit	134	437	(69)%
Operating margin %	3.4%	9.9%	(650	)bps

Net sales by region

EUR million Q1-Q2'18 Q1-Q2'17 YoY change Ultra Broadband Networks Mobile Networks Fixed Networks Asia-Pacific 809 894 (10)% 0% Europe 743 776 (4)% (4)% Greater China 405 516 (22)% (19)% Latin America 179 165 8% 21% Middle East & Africa 281 274 3% 8% North America 1 496 1 775 (16)% (6)% Total 3 912 4 401 (11)% (4)% (4)% (5)% Constant currency YoY change change less than 3%

Financial discussion

Net sales

In the first six months of 2018, Ultra Broadband Networks net sales decreased 11% year-on-year.  On a constant currency basis, Ultra Broadband Networks net sales would have decreased 4% year-on-year.

The decrease in Mobile Networks net sales was primarily due to radio networks, partially offset by growth in small cells and microwave.

The decrease in Fixed Networks net sales was primarily due to broadband access and services.

Operating profit

The decrease in Ultra Broadband Networks gross profit was primarily due to Mobile Networks. The decrease in Mobile Networks gross profit was due to both a lower gross margin and lower net sales. The decrease in Mobile Networks gross margin was primarily due to significantly lower margins in North America, Greater China and Middle East & Africa, partially offset by higher margins in Europe and Latin America. The decrease in Mobile Networks gross margin in North America was primarily due to price erosion exceeding cost erosion. The decrease in Mobile Networks gross margin in Greater China and Middle East & Africa was primarily due to specific projects with particular customers in each region.

The decrease in Ultra Broadband Networks R&D expenses was primarily due to Mobile Networks. The decrease in Mobile Networks R&D expenses was primarily due to lower personnel expenses, reflecting progress related to Nokia’s cost savings program.

The decrease in Ultra Broadband Networks SG&A expenses was primarily due to Mobile Networks. The decrease in Mobile Networks SG&A expenses was primarily due to lower personnel expenses, reflecting progress related to Nokia’s cost savings program. This was partially offset by higher costs related to 5G customer trials.

On a year-on-year basis, foreign exchange fluctuations had a significantly negative impact on gross profit, a positive impact on operating expenses and a slightly negative net impact on operating profit in the first six months of 2018.

Global Services in half year 2018

Financial highlights

EUR million	Q1-Q2’18	Q1-Q2’17	YoY change		Constant currency YoY change
Net sales	2 565	2 809	(9)%		(1)%
Gross profit	373	548	(32)%
Gross margin %	14.5%	19.5%	(500	)bps
R&D	(44)	(44)	0%
SG&A	(324)	(323)	0%
Other income and expenses	(1)	(3)
Operating profit	4	179	(98)%
Operating margin %	0.2%	6.4%	(620	)bps

Net sales by region

EUR million	Q1-Q2’18	Q1-Q2’17	YoY change	Constant currency YoY change
Asia-Pacific	539	647	(17)%	(8)%
Europe	565	572	(1)%	1%
Greater China	391	440	(11)%	(7)%
Latin America	211	197	7%	20%
Middle East & Africa	391	355	10%	22%
North America	469	598	(22)%	(13)%
Total	2 565	2 809	(9)%	(1)%

Financial discussion

Net sales

In the first six months of 2018, Global Services net sales decreased 9% year-on-year.  On a constant currency basis, Global Services net sales would have decreased 1% year-on-year.

The decrease in Global Services net sales was primarily due to network implementation, care and systems integration.

Operating profit

The decrease in Global Services gross profit was due to both a lower gross margin and lower net sales. The decrease in Global Services gross margin was primarily due to lower margins in Network Implementation, particularly in Europe, Greater China, Asia-Pacific and North America, partially offset by Middle East & Africa.

On a year-on-year basis, foreign exchange fluctuations had a negative impact on gross profit, a slightly positive impact on operating expenses and a slightly negative net impact on operating profit in the first six months of 2018.

IP Networks and Applications in half year 2018

Financial highlights

EUR million	Q1-Q2’18	Q1-Q2’17	YoY change		Constant currency YoY change
Net sales	2 540	2 663	(5)%		3%
IP/Optical Networks	1 869	1 938	(4)%		4%
IP Routing	1 141	1 275	(11)%		(4)%
Optical Networks	727	663	10%		18%
Nokia Software	672	724	(7)%		(1)%
Gross profit	1 030	1 159	(11)%
Gross margin %	40.6%	43.5%	(290	)bps
R&D	(627)	(652)	(4)%
SG&A	(422)	(403)	5%
Other income and expenses	(8)	10
Operating (loss)/profit	(26)	114
Operating margin %	(1.0)%	4.3%	(530	)bps

Net sales by region

Constant currency YoY change
EUR million	Q1-Q2’18	Q1-Q2’17	YoY change	IP Networks and Applications	IP/Optical Networks	Nokia Software

Financial discussion

Net sales

In the first six months of 2018, IP Networks and Applications net sales decreased 5% year-on-year.  On a constant currency basis, IP Networks and Applications net sales would have increased 3% year-on-year, with 4% growth in IP/Optical Networks, partially offset by a 1% decline in Nokia Software.

The decrease in IP/Optical Networks net sales was due to IP routing, partially offset by growth in optical networks. The decrease in IP routing was primarily due to North America, Asia-Pacific and Greater China. The growth in optical networks was primarily due to progress with targeted large enterprise vertical and webscale customers.

The decrease in Nokia Software net sales was primarily due to services, network management, digital experience and digital intelligence. This was partially offset by growth in emerging products. In the first six months of 2018, Nokia Software net sales benefitted from the acquisition of Comptel.

Operating profit

The decrease in IP Networks and Applications gross profit was due to both IP/Optical Networks and Nokia Software. The decrease in gross profit in IP/Optical Networks was due to both a lower gross margin and lower net sales. The decrease in IP/Optical Networks gross margin was primarily due to IP routing, partially offset by optical networks. The decrease in gross profit in Nokia Software was due to both lower net sales and a lower gross margin. The decrease in Nokia Software gross margin was primarily due to unfavorable product mix and lower margin projects in Europe and Asia-Pacific, as well as trial costs in Greater China.

The decrease in IP Networks and Applications R&D expenses was due to both Nokia Software and IP/Optical Networks. The decrease in Nokia Software R&D expenses was primarily due to improved productivity, following the successful implementation of a common software foundation. The decrease in IP/Optical Networks R&D expenses was primarily due to net positive foreign exchange fluctuations. On a constant currency basis, IP/Optical Networks R&D would have increased, primarily due to higher investments in our next generation FP4-based IP routing platform and PSE-3-based optical platform.

The increase in IP Networks and Applications SG&A expenses was due to both IP/Optical Networks and Nokia Software. The increase in IP/Optical Networks SG&A expenses was primarily due to higher investments in go to market activities particularly for targeted large enterprise vertical and webscale customers. The increase in Nokia Software SG&A expenses was primarily due to investments to build a standalone software sales force, with specialized go to market capabilities.

The net negative fluctuation in other income and expenses was primarily due to foreign exchange hedging and higher doubtful account allowances.

On a year-on-year basis, foreign exchange fluctuations had a significantly negative impact on gross profit, a significantly positive impact on operating expenses and a slightly positive net impact on operating profit in the first six months 2018.

Nokia Technologies in half year 2018

Financial highlights

EUR million	Q1-Q2’18	Q1-Q2’17	YoY change		Constant currency YoY change
Net sales	726	616	18%		19%
Gross profit	709	586	21%
Gross margin %	97.7%	95.1%	260	bps
R&D	(78)	(121)	(36)%
SG&A	(64)	(108)	(41)%
Other income and expenses	(1)	(12)
Operating profit	565	346	63%
Operating margin %	77.8%	56.2%	2 160	bps

Financial discussion

Net sales

In the first six months of 2018, Nokia Technologies net sales increased 18% year-on-year. On a constant currency basis, Nokia Technologies net sales would have increased 19% year-on-year.

Of the EUR 726 million of net sales in the first six months of 2018, EUR 701 million related to patent, brand and technology licensing and EUR 25 million related to digital health.

The increase in Nokia Technologies net sales was primarily due to higher recurring licensing net sales. Nokia Technologies non-recurring catch-up net sales in the first six months of 2018 amounted to approximately zero. In the first six months of 2017, non-recurring net sales amounted to approximately zero.

Operating profit

The increase in Nokia Technologies gross profit was primarily due to higher net sales.

The decrease in Nokia Technologies R&D expenses was primarily due to reduced investments in digital media and lower patent portfolio costs.

The decrease in Nokia Technologies SG&A expenses was primarily due to lower licensing-related litigation costs.

The net positive fluctuation in other income and expenses was primarily due to the absence of a net negative fluctuation related to foreign exchange hedging, which adversely affected the first six months of 2017.

On a year-on-year basis, foreign exchange fluctuations had a slightly negative impact on gross profit, a slightly positive impact on operating expenses and an approximately neutral net impact on operating profit in the first six months of 2018.

Group Common and Other in half year 2018

Financial highlights

EUR million	Q1-Q2’18	Q1-Q2’17	YoY change		Constant currency YoY change
Net sales	530	562	(6)%		(1)%
Gross profit	89	81	10%
Gross margin %	16.8%	14.4%	240	bps
R&D	(140)	(142)	(1)%
SG&A	(98)	(109)	(10)%
Other income and expenses	45	9
Operating loss	(105)	(161)	(35)%
Operating margin %	(19.8)%	(28.6)%	880	bps

Financial discussion

Net sales

In the first six months of 2018, Group Common and Other net sales decreased 6% year-on-year. On a constant currency basis, Group Common and Other net sales would have decreased 1% year-on-year.

The decrease in Group Common and Other net sales was primarily due to Alcatel Submarine Networks, partially offset by Radio Frequency Systems. The decrease in Alcatel Submarine Networks was primarily due to the completion of two large projects, which benefitted the first six months of 2017.

Operating profit

The decrease in Group Common and Other SG&A was primarily due to lower support function costs.

The net positive fluctuation in other income and expenses was primarily due to gains in Nokia’s venture fund investments, including a non-recurring adjustment.

On a year-on-year basis, foreign exchange fluctuations had a slightly negative impact on gross profit, a slightly positive impact on operating expenses and a slightly positive net impact on operating profit in the first six months of 2018.

Cash and cash flow in half year 2018

Nokia change in net cash and other liquid assets

EUR million, at end of period	Q2’18	Q4’17	YTD change
Total cash and current financial investments(1)	5 861	8 280	(29)%
Net cash and current financial investments(1)	2 144	4 514	(53)%

(1) Total cash and current financial investments consists of cash and cash equivalents and current financial investments. Net cash and current financial investments equals total cash and current financial investments less long-term and short-term interest-bearing liabilities. For details, please refer to note 9, “Net cash and current financial investments”, in the “Financial statement information” section in this report.

During the first six months of 2018, Nokia’s total cash and current financial investments decreased by EUR 2 419 million and Nokia’s net cash and current financial investments decreased by EUR 2 370 million. For both, a majority of the decline was driven by two expected items:

•             The payment of the dividends of approximately EUR 950 million; and

•             The payment of 2017 performance-related incentives to employees, which was the primary driver of the decrease in liabilities of approximately EUR 740 million.

Foreign exchange rates had an approximately EUR 150 million negative impact on net cash and current financial investments. A vast majority of the negative impact related to balance sheet items in a variety of foreign currencies, and was offset by related positive impacts in liabilities within net working capital from certain hedging activities.

In the first six months of 2018, net cash and current financial investments used in operating activities was EUR 940 million:

•             Nokia’s adjusted profit before changes in net working capital was EUR 420 million in the first six months of 2018.

•             In the first six months of 2018, Nokia experienced a decrease in net cash and current financial investments related to net working capital of approximately EUR 1 010 million.

•                  Nokia experienced a decrease in net cash and current financial investments related to restructuring and associated cash items in the first six months of 2018 of approximately EUR 240 million. Excluding this, Nokia experienced a decrease in net cash and current financial investments related to net working capital of approximately EUR 760 million primarily due to a decrease in liabilities and, to a lesser extent, an increase in inventories, partially offset by a decrease in receivables.

•                  The increase in net cash and current financial investments related to the decrease in receivables was approximately EUR 280 million, primarily due to the receipt of a payment related to a license agreement entered into in Q4 2017.

•                  The decrease in net cash and current financial investments related to the increase in inventories was approximately EUR 300 million, primarily due to our decision to ensure sufficient flexibility to deliver higher levels of equipment sales in the second half of 2018.

•                  The decrease in net cash and current financial investments related to the decrease in liabilities was approximately EUR 740 million, primarily due to the payment of employee incentives related to Nokia’s business performance in 2017 and, to a lesser extent, a decrease in accounts payable. This was partially offset by positive impacts in liabilities within net working capital from certain hedging activities, which offset approximately half of the EUR 150 million negative impact of foreign exchange rates on net cash and current financial investments, as well as longer payment terms.

•             In addition, Nokia experienced a decrease in net cash and current financial investments related to income taxes of approximately EUR 290 million, of which approximately EUR 100 million was non-recurring and related to the resolution of a tax dispute in India.

•             Also, Nokia experienced a decrease in net cash and current financial investments related to net interest of approximately EUR 70 million, of which approximately EUR 40 million was non-recurring and primarily related to the disposal of the former Alcatel Lucent railway signaling business to Thales.

In the first six months of 2018, net cash and current financial investments used in investing activities primarily related to capital expenditures of approximately EUR 360 million, of which approximately EUR 100 million were non-recurring.

In the first six months of 2018, net cash and current financial investments used in financing activities primarily related to the payment of dividends of approximately EUR 950 million.

Related to the dividend paid in the second quarter 2018, a withholding tax of approximately EUR 130 million is expected to be paid in the third quarter 2018.

Shares

The total number of Nokia shares on June 30, 2018, equaled 5 631 506 659. On June 30, 2018, Nokia and its subsidiary companies owned 43 952 325 Nokia shares, representing approximately 0.8% of the total number of Nokia shares and voting rights.

Financial statement information

Consolidated income statement (condensed, unaudited)

	Reported	Reported	Reported	Reported	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS
EUR million	Q2’18	Q2’17	Q1-Q2’18	Q1-Q2’17	Q2’18	Q2’17	Q1-Q2’18	Q1-Q2’17
Net sales (notes 2, 3, 4)	5 313	5 619	10 237	10 996	5 318	5 629	10 246	11 017
Cost of sales	(3 453)	(3 383)	(6 571)	(6 635)	(3 279)	(3 279)	(6 268)	(6 471)
Gross profit (notes 2, 3)	1 860	2 236	3 666	4 361	2 038	2 350	3 979	4 546
Research and development expenses	(1 165)	(1 214)	(2 332)	(2 479)	(1 016)	(1 041)	(2 027)	(2 122)
Selling, general and administrative expenses	(813)	(906)	(1 660)	(1 825)	(695)	(755)	(1 427)	(1 536)
Other income and expenses	(103)	(162)	(231)	(230)	7	21	48	26
Operating (loss)/profit (notes 2, 3)	(221)	(45)	(557)	(173)	334	574	573	915
Share of results of associated companies and joint ventures	(4)	3	(8)	(6)	(4)	3	(8)	(6)
Financial income and expenses (note 10)	(56)	(287)	(164)	(433)	(84)	(63)	(200)	(144)
(Loss)/profit before tax (note 2)	(281)	(330)	(729)	(612)	246	514	365	765
Income tax benefit/(expense)	10	(103)	104	(256)	(106)	(74)	(143)	(122)
(Loss)/profit from continuing operations (note 2)	(271)	(433)	(625)	(868)	139	441	223	644
(Loss)/profit attributable to equity holders of the parent	(267)	(423)	(618)	(896)	144	449	230	646
Non-controlling interests	(4)	(9)	(7)	28	(4)	(9)	(7)	(2)
Profit/(loss) from discontinued operations (note 6)	1	(14)	163	(29)	0	0	0	0
Profit/(loss) attributable to equity holders of the parent	1	(14)	163	(29)	0	0	0	0
Non-controlling interests	0	0	0	0	0	0	0	0
(Loss)/profit for the period	(271)	(447)	(462)	(897)	139	441	223	644
(Loss)/profit attributable to equity holders of the parent	(266)	(437)	(454)	(925)	144	449	230	646
Non-controlling interests	(4)	(9)	(7)	28	(4)	(9)	(7)	(2)

Earnings per share, EUR (for profit/(loss) attributable to equity holders of the parent)
Basic earnings per share
Continuing operations	(0.05)	(0.07)	(0.11)	(0.16)	0.03	0.08	0.04	0.11
Discontinued operations	0.00	0.00	0.03	(0.01)	0.00	0.00	0.00	0.00
(Loss)/profit for the period	(0.05)	(0.08)	(0.08)	(0.16)	0.03	0.08	0.04	0.11
Diluted earnings per share
Continuing operations	(0.05)	(0.07)	(0.11)	(0.16)	0.03	0.08	0.04	0.11
Discontinued operations	0.00	0.00	0.03	(0.01)	0.00	0.00	0.00	0.00
(Loss)/profit for the period	(0.05)	(0.08)	(0.08)	(0.16)	0.03	0.08	0.04	0.11
Average number of shares (‘000 shares)
Basic
Continuing operations	5 587 556	5 670 332	5 585 599	5 689 644	5 587 556	5 670 332	5 585 599	5 689 644
Discontinued operations	5 587 556	5 670 332	5 585 599	5 689 644	5 587 556	5 670 332	5 585 599	5 689 644
(Loss)/profit for the period	5 587 556	5 670 332	5 585 599	5 689 644	5 587 556	5 670 332	5 585 599	5 689 644
Diluted
Continuing operations	5 587 556	5 670 332	5 585 599	5 689 644	5 603 494	5 687 058	5 605 036	5 705 415
Discontinued operations	5 603 494	5 670 332	5 605 036	5 689 644	5 587 556	5 687 058	5 585 599	5 705 415
(Loss)/profit for the period	5 587 556	5 670 332	5 585 599	5 689 644	5 603 494	5 687 058	5 605 036	5 705 415
From continuing operations:
Depreciation and amortization (notes 2, 3)	(360)	(407)	(732)	(811)	(128)	(146)	(258)	(287)

The above condensed consolidated income statement should be read in conjunction with accompanying notes.

Consolidated statement of comprehensive income (condensed, unaudited)

	Reported	Reported	Reported	Reported
EUR million	Q2’18	Q2’17	Q1-Q2’18	Q1-Q2’17

Loss for the period	(271)	(447)	(462)	(897)

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements on defined benefit pensions	193	70	434	297
Income tax related to items that will not be reclassified to profit or loss	(41)	(7)	(113)	(113)
Items that may be reclassified subsequently to profit or loss:
Translation differences	555	(991)	270	(1 137)
Net investment hedges	(145)	260	(52)	276
Cash flow hedges	(51)	83	(82)	73
Financial assets at fair value through other comprehensive income	(22)	0	(42)	0
Available-for-sale investments	0	(29)	0	(23)
Other increase, net	3	1	3	6
Income tax related to items that may be reclassified subsequently to profit or loss	41	(65)	33	(69)

Other comprehensive income/(loss), net of tax	533	(678)	451	(690)

Total comprehensive income/(loss)	262	(1 125)	(11)	(1 587)

Attributable to:
Equity holders of the parent	266	(1 073)	(4)	(1 567)
Non-controlling interests	(4)	(52)	(7)	(20)
	262	(1 125)	(11)	(1 587)

Attributable to equity holders of the parent:
Continuing operations	266	(1 059)	(167)	(1 538)
Discontinued operations	0	(14)	163	(29)
	266	(1 073)	(4)	(1 567)

Attributable to non-controlling interests:
Continuing operations	(4)	(52)	(7)	(20)
Discontinued operations	0	0	0	0
	(4)	(52)	(7)	(20)

The above condensed consolidated statement of comprehensive income should be read in conjunction with accompanying notes.

Consolidated statement of financial position (condensed, unaudited)

EUR million	June 30, 2018	June 30, 2017	December 31, 2017
ASSETS
Goodwill	5 384	5 554	5 248
Other intangible assets	3 646	4 647	3 971
Property, plant and equipment	1 782	1 863	1 853
Investments in associated companies and joint ventures	122	113	128
Non-current financial investments(1) (notes 10, 14)	673	949	816
Deferred tax assets (notes 8, 14)	4 875	5 408	4 582
Other non-current financial assets (notes 10, 14)	345	250	215
Defined benefit pension assets (note 7)	4 248	3 868	3 979
Other non-current assets	307	295	368
Non-current assets	21 383	22 948	21 160
Inventories	2 937	2 950	2 646
Trade receivables (notes 10, 14)	4 878	6 401	6 880
Contract assets(2) (note 14)	1 530	0	0
Prepaid expenses and accrued income	1 177	1 629	1 259
Social security, VAT and other indirect taxes	575	913	552
Divestment related receivables	75	86	79
Other (note 14)	527	630	628
Current income tax assets	492	286	475
Other financial assets (notes 10, 14)	245	409	302
Current financial investments(1) (notes 10, 14)	867	1 270	911
Cash and cash equivalents (notes 10, 14)	4 993	6 647	7 369
Current assets	17 119	19 593	19 841
Assets held for sale	40	41	23
Total assets	38 543	42 581	41 024

SHAREHOLDERS’ EQUITY AND LIABILITIES
Share capital	246	246	246
Share issue premium	417	410	447
Treasury shares	(417)	(1 126)	(1 480)
Translation differences	(704)	(384)	(932)
Fair value and other reserves (note 14)	1 062	709	1 094
Reserve for invested non-restricted equity	15 589	15 616	15 616
(Accumulated deficit)/retained earnings (note 14)	(1 174)	1 682	1 147
Capital and reserves attributable to equity holders of the parent	15 020	17 154	16 138
Non-controlling interests	70	858	80
Total equity	15 089	18 012	16 218
Long-term interest-bearing liabilities (notes 10, 12)	2 771	3 577	3 457
Deferred tax liabilities (notes 8, 14)	399	392	413
Defined benefit pension and post-retirement liabilities (note 7)	4 275	4 743	4 440
Contract liabilities (note 14)	1 185	0	0
Deferred revenue and other long-term liabilities	1 650	2 596	2 986
Advance payments and deferred revenue (note 14)	847	2 404	2 204
Other (note 10)	803	192	782
Provisions (note 11)	688	730	766
Non-current liabilities	10 967	12 038	12 063
Short-term interest-bearing liabilities (notes 10, 12)	946	376	309
Other financial liabilities (note 10)	249	244	268
Current income tax liabilities(3)	288	520	383
Trade payables (note 10)	3 900	3 545	3 996
Contract liabilities(2) (note 14)	3 040	0	0
Accrued expenses, deferred revenue and other liabilities	3 078	6 543	6 666
Advance payments and deferred revenue (note 14)	460	3 309	3 513
Salaries, wages and social charges	1 215	1 260	1 551
Other	1 404	1 973	1 603
Provisions(3) (note 11)	985	1 304	1 122
Current liabilities	12 486	12 532	12 744
Total shareholders’ equity and liabilities	38 543	42 581	41 024

Interest-bearing liabilities, EUR million	3 717	3 953	3 766
Shareholders’ equity per share, EUR	2.69	3.04	2.89
Number of shares (1 000 shares, excluding treasury shares)	5 587 554	5 651 797	5 579 517

(1)Related to the adoption of IFRS 9, Financial Instruments on January 1, 2018, financial instruments previously presented within “Available for sale investments” are now presented within “Non-current financial investments”, and financial instruments previously presented within “Available for sale investments, liquid assets” and “Investments at fair value though profit and loss, liquid assets” are now presented within “Current financial investments”. Despite the changes in the presentation of comparatives, IFRS 9 has not been adopted retrospectively.

(2)Nokia continues to evaluate its presentation of contract assets and current contract liabilities, refer to Opening balance sheet adjustment and application of IFRS 15 in 2018 section in note 14, “New accounting standards” for further detail.

(3)Comparatives for June 30, 2017, have been revised to reflect the change in presentation of interest and penalties related to income taxes from current income tax liabilities to provisions.

The above condensed consolidated balance sheet should be read in conjunction with accompanying notes.

Consolidated statement of cash flows (condensed, unaudited)

EUR million	Q2’18	Q2’17	Q1-Q2’18	Q1-Q2’17
Cash flow from operating activities
Loss for the period	(271)	(447)	(462)	(897)
Adjustments
Depreciation and amortization	360	407	732	811
Restructuring charges	24	155	155	205
Financial income and expenses	70	250	84	358
Income tax (benefit)/expense	(12)	102	(177)	258
Other	83	7	92	13
Change in net working capital
(Increase)/decrease in receivables	(131)	146	277	383
Increase in inventories	(135)	(139)	(303)	(525)
(Decrease)/increase in interest-free liabilities	(713)	990	(980)	612
Cash (used in)/from operations	(725)	1 471	(582)	1 218
Interest received	18	16	42	34
Interest paid	(27)	(208)	(116)	(356)
Income taxes, net paid	(100)	(241)	(288)	(331)
Net cash (used in)/from operating activities	(834)	1 038	(944)	565
Cash flow from investing activities
Capital expenditures	(104)	(142)	(364)	(292)
Proceeds from sale of fixed assets	8	25	20	28
Acquisition of businesses, net of cash acquired	(19)	(310)	(31)	(389)
Proceeds from disposal of businesses, net of disposed cash	0	(1)	0	(1)
Purchase of current financial investments	(343)	(853)	(1 179)	(1 624)
Proceeds from maturities and sale of current financial investments	799	1 388	1 219	2 163
Purchase of non-current financial investments	(29)	(17)	(48)	(36)
Proceeds from sale of non-current financial investments	32	43	61	82
Other	(2)	(2)	0	(12)
Net cash from/(used in) investing activities	342	131	(322)	(81)
Cash flow from financing activities
Purchase of treasury shares	0	(176)	0	(413)
Purchase of equity instruments of subsidiaries	0	(30)	0	(30)
Proceeds from long-term borrowings	45	883	75	2 124
Repayment of long-term borrowings	(5)	(1 260)	(17)	(2 019)
(Payment of)/proceeds from short-term borrowings	(99)	86	(100)	19
Dividends paid and other contributions to shareholders	(935)	(843)	(950)	(843)
Net cash used in financing activities	(994)	(1 340)	(992)	(1 162)
Foreign exchange adjustment	(76)	(169)	(118)	(172)
Net decrease in cash and cash equivalents	(1 562)	(340)	(2 376)	(850)
Cash and cash equivalents at beginning of period	6 555	6 987	7 369	7 497
Cash and cash equivalents at end of period	4 993	6 647	4 993	6 647

Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. The figures in the consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

The above condensed consolidated statement of cash flows should be read in conjunction with accompanying notes.

Consolidated statement of changes in shareholders’ equity (condensed, unaudited)

EUR million	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non-restricted equity	(Accumulated deficit)/retained earnings	Equity holders of the parent	Non-controlling interest	Total equity
January 1, 2017	246	439	(881)	483	488	15 731	3 588	20 094	881	20 975
Remeasurements on defined benefit pension plans, net of tax	0	0	0	0	181	0	0	181	0	181
Translation differences	0	0	0	(1 088)	0	0	0	(1 088)	(49)	(1 137)
Net investment hedges, net of tax	0	0	0	221	0	0	0	221	0	221
Cash flow hedges, net of tax	0	0	0	0	58	0	0	58	0	58
Available-for-sale investments, net of tax	0	0	0	0	(20)	0	0	(20)	0	(20)
Other increase/decrease, net	0	0	0	0	3	0	3	6	1	7
Loss for the period	0	0	0	0	0	0	(925)	(925)	28	(897)
Total comprehensive loss	0	0	0	(867)	222	0	(922)	(1 567)	(20)	(1 587)
Share-based payment	0	27	0	0	0	0	0	27	0	27
Excess tax benefit on share-based payment	0	2	0	0	0	0	0	2	0	2
Settlement of performance and restricted shares	0	(60)	153	0	0	(115)	0	(22)	0	(22)
Acquisition of treasury shares	0	0	(398)	0	0	0	0	(398)	0	(398)
Dividends	0	0	0	0	0	0	(963)	(963)	(3)	(966)
Acquisitions through business combinations	0	0	0	0	0	0	0	0	18	18
Acquisition of non-controlling interests	0	0	0	0	0	0	(21)	(21)	(18)	(39)
Other movements	0	1	0	0	0	0	0	1	0	1
Total of other equity movements	0	(29)	(245)	0	0	(114)	(984)	(1 373)	(3)	(1 376)
June 30, 2017	246	410	(1 126)	(384)	709	15 616	1 682	17 154	858	18 012

December 31, 2017	246	447	(1 480)	(932)	1 094	15 616	1 147	16 138	80	16 218
Adoption of IFRS 9 and IFRS 15 (note 14)	0	0	0	0	(252)	0	198	(54)	0	(54)
January 1, 2018	246	447	(1 480)	(932)	843	15 616	1 345	16 083	80	16 163
Remeasurements on defined benefit pension plans, net of tax	0	0	0	0	317	0	0	317	0	317
Translation differences	0	0	0	270	0	0	0	270	1	271
Net investment hedges, net of tax	0	0	0	(42)	0	0	0	(42)	0	(42)
Cash flow hedges, net of tax	0	0	0	0	(65)	0	0	(65)	0	(65)
Financial assets at fair value through other comprehensive income, net of tax (note 10)	0	0	0	0	(36)	0	0	(36)	0	(36)
Other increase/decrease, net	0	0	0	0	5	0	1	6	0	6
Loss for the period	0	0	0	0	0	0	(454)	(454)	(7)	(462)
Total comprehensive loss	0	0	0	229	220	0	(453)	(4)	(7)	(11)
Share-based payment	0	24	0	0	0	0	0	24	0	24
Excess tax benefit on share-based payment	0	3	0	0	0	0	0	3	0	3
Settlement of performance and restricted shares	0	(57)	63	0	0	(26)	0	(21)	0	(21)
Cancellation of treasury shares	0	0	1 000	0	0	0	(1 000)	0	0	0
Dividends	0	0	0	0	0	0	(1 063)	(1 063)	(4)	(1 068)
Acquisition of non-controlling interests	0	0	0	0	0	0	(1)	(1)	1	0
Total of other equity movements	0	(30)	1 063	0	0	(26)	(2 065)	(1 059)	(3)	(1 063)
June 30, 2018	246	417	(417)	(704)	1 062	15 589	(1 174)	15 020	70	15 089

The above condensed consolidated statement of changes in shareholders’ equity should be read in conjunction with accompanying notes.

Notes to Financial statements

1. BASIS OF PREPARATION

This unaudited, consolidated, condensed financial statement information of Nokia has been prepared in accordance with IAS 34, Interim Financial Reporting. This condensed financial statement information should be read in conjunction with the financial statements for 2017, which have been prepared in accordance with IFRS as published by the IASB and adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in this financial statement information as was followed in the financial statements for 2017 with the exception of changes resulting from adoption of IFRS 9, Financial Instruments and IFRS 15, Revenue from Contracts with Customers as described in note 14, “New accounting standards”.

This financial report was authorized for issue by management on July 25, 2018.

Nokia presents financial information on reported, non-IFRS and constant currency basis. Non-IFRS measures presented in this document exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. In order to allow full visibility on determining non-IFRS results, information on non-IFRS exclusions is presented separately for each of the components of profit or loss.

Constant currency reporting provides additional information on change in financial measures on a constant currency basis in order to better reflect the underlying business performance. Therefore, change in financial measures at constant currency excludes the impact of changes in exchange rates in comparison to euro.

Non-IFRS or constant currency financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and either of these financial measures as used by Nokia may not be comparable to similarly titled measures used by other companies or persons.

On July 3, 2017, Nokia and China Huaxin Post & Telecommunication Economy Development Center (“China Huaxin”) commenced operations of the new joint venture Nokia Shanghai Bell (“NSB”). As part of the NSB definitive agreements, China Huaxin obtained the right to fully transfer its ownership interest in NSB to Nokia in exchange for a future cash settlement. To reflect its conditional obligation to China Huaxin, Nokia recorded the present value of the expected future cash settlement as a financial liability of EUR 737 million within other long-term liabilities and derecognised its non-controlling interest balance of EUR 772 million related to NSB with the difference recorded within retained earnings. The recognition of the present value discount on the financial liability will increase interest expense and any changes in the estimated future cash settlement will be recorded within financial income and expense.

Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information.

New and amended standards and interpretations adopted

On January 1, 2018, Nokia adopted IFRS 9, Financial Instruments and IFRS 15, Revenue from Contracts with Customers. The nature of new standards, impact of adoption on Nokia’s consolidated financial statements and changes to Nokia’s accounting policies resulting from the adoption are described in detail in note 14, “New accounting standards”. Other amendments and interpretations that became effective on January 1, 2018, did not have a material impact on Nokia’s consolidated financial statements.

Standards issued but not yet effective

IFRS 16 Leases, issued in January 2016, sets out the requirements for the recognition, measurement, presentation and disclosure of leases. IFRS 16 provides a single lessee accounting model, requiring lessees to recognize right-of-use assets and lease liabilities for substantially all leases in the consolidated statement of financial position. Nokia will adopt IFRS 16 on the effective date of January 1, 2019 using the cumulative catch-up transition method, whereby the cumulative effect of initially applying IFRS 16 will be recognized as an adjustment to the opening balance of retained earnings on January 1, 2019 and comparative information will not be restated. Nokia is currently assessing the full impact of IFRS 16 but the initial expectation is that the main impact from adoption relates to the recognition and disclosure of Nokia’s real estate related operating leases. In the consolidated financial statements for the quarter ended June 30, 2018, Nokia disclosed non-cancellable operating lease commitments of EUR 818 million.

Other revisions, amendments and interpretations to existing standards issued by the IASB that are not yet effective are not expected to have a material impact on Nokia’s consolidated financial statements when adopted.

Currency exposures, approximately (unaudited)

	Q2’18		Q2’17		Q1’18
	Net sales	Total costs	Net sales	Total costs	Net sales	Total costs
EUR	~25%	~30%	~20%	~30%	~25%	~30%
USD	~45%	~45%	~50%	~40%	~45%	~40%
CNY	~10%	~10%	~10%	~10%	~10%	~10%
Other	~20%	~15%	~20%	~20%	~20%	~20%
Total	100%	100%	100%	100%	100%	100%

End of Q2’18 balance sheet rate 1 EUR = 1.17 USD, end of Q2’17 balance sheet rate 1 EUR = 1.14 USD and end of Q1’18 balance sheet rate 1 EUR = 1.23 USD

Exchange rates

Nokia is a company with global operations and net sales derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar and the Chinese yuan. To mitigate the impact of changes in exchange rates on our results, we hedge operative forecasted net foreign exchange exposures, typically within a 12-month horizon, and apply hedge accounting in the majority of cases.

2. NON-IFRS TO REPORTED RECONCILIATION (unaudited)

In addition to information on our reported IFRS results, Nokia provides certain information on a non-IFRS, or underlying business performance, basis. Non-IFRS measures presented in this document exclude costs related to the Acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. Nokia believes that the non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the above-described items. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

Q2’18

EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non-controlling interests
Non-IFRS	5 318	(3 279)	(1 016)	(695)	7	334	(84)	(106)	139	144	(4)
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(5)					(5)		2	(3)	(3)
Amortization and depreciation of acquired intangible assets and property, plant and equipment		(1)	(142)	(88)		(232)		51	(181)	(181)
Transaction and related costs, including integration costs		(3)		(29)		(32)		7	(25)	(25)
Restructuring and associated charges					(34)	(34)		7	(27)	(27)
Product portfolio strategy costs		(169)	(7)			(176)		35	(141)	(141)
Impairment of assets					(16)	(16)		4	(13)	(13)
Divestment of businesses					(18)	(18)			(18)	(18)
Fair value changes of legacy IPR fund					(42)	(42)		10	(32)	(32)
Change in financial liability to acquire NSB non-controlling interest						0	9		9	9
Release of cumulative exchange differences related to abandonment of foreign operations						0	19	1	20	20
Total non-IFRS exclusions	(5)	(173)	(149)	(117)	(110)	(555)	28	116	(411)	(411)	0
Reported	5 313	(3 453)	(1 165)	(813)	(103)	(221)	(56)	10	(271)	(267)	(4)

Q2’17

EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non-controlling interests
Non-IFRS	5 629	(3 279)	(1 041)	(755)	21	574	(63)	(74)	441	449	(9)
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(11)					(11)		3	(7)	(7)
Amortization and depreciation of acquired intangible assets and property, plant and equipment		(2)	(159)	(99)	(1)	(261)		74	(187)	(186)	(1)
Transaction and related costs, including integration costs		(9)		(51)		(60)		11	(48)	(48)
Restructuring and associated charges				(1)	(166)	(167)		39	(128)	(128)
Product portfolio strategy costs		(93)	(13)		(16)	(121)		26	(96)	(96)
Early redemption cost of debt						0	(156)	31	(125)	(125)
Uncertain tax position in Germany						0	(69)	(137)	(206)	(206)
Deferred tax valuation allowance						0		(77)	(77)	(77)
Total non-IFRS exclusions	(11)	(103)	(173)	(151)	(182)	(620)	(225)	(29)	(873)	(873)	(1)
Reported	5 619	(3 383)	(1 214)	(906)	(162)	(45)	(287)	(103)	(433)	(423)	(9)

Q1-Q2’18

EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non-controlling interests
Non-IFRS	10 246	(6 268)	(2 027)	(1 427)	48	573	(200)	(143)	223	230	(7)
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(9)					(9)		3	(6)	(6)
Amortization and depreciation of acquired intangible assets and property, plant and equipment		(3)	(290)	(181)		(474)		110	(364)	(364)
Transaction and related costs, including integration costs		(4)		(51)		(55)		12	(43)	(43)
Restructuring and associated charges				(1)	(187)	(188)		39	(149)	(149)
Product portfolio strategy costs		(297)	(15)			(312)		63	(249)	(249)
Impairment of assets					(31)	(31)		7	(24)	(24)
Divestment of businesses					(18)	(18)			(18)	(18)
Fair value changes of legacy IPR fund					(42)	(42)		10	(32)	(32)
Change in financial liability to acquire NSB non-controlling interest						0	16		16	16
Release of cumulative exchange differences related to abandonment of foreign operations						0	19	1	20	20
Deferred tax valuation allowance						0		(12)	(12)	(12)
Operating model integration						0		13	13	13
Total non-IFRS exclusions	(9)	(304)	(305)	(233)	(278)	(1 129)	36	246	(848)	(848)	0
Reported	10 237	(6 571)	(2 332)	(1 660)	(231)	(557)	(164)	104	(625)	(618)	(7)

Q1-Q2’17

EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non-controlling interests
Non-IFRS	11 017	(6 471)	(2 122)	(1 536)	26	915	(144)	(122)	644	646	(2)
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(21)					(21)		7	(14)	(14)
Amortization and depreciation of acquired intangible assets and property, plant and equipment		(3)	(321)	(199)	(1)	(525)		151	(373)	(373)	(1)
Transaction and related costs, including integration costs		(14)		(88)		(101)		20	(81)	(81)
Restructuring and associated charges				(2)	(240)	(242)		58	(184)	(184)
Product portfolio strategy costs		(146)	(36)		(16)	(198)		43	(155)	(186)	31
Early redemption cost of debt						0	(220)	44	(176)	(176)
Uncertain tax position in Germany						0	(69)	(137)	(206)	(206)
Deferred tax valuation allowance						0		(77)	(77)	(77)
Operating model integration						0		(245)	(245)	(245)
Total non-IFRS exclusions	(21)	(164)	(357)	(289)	(257)	(1 088)	(289)	(135)	(1 512)	(1 542)	30
Reported	10 996	(6 635)	(2 479)	(1 825)	(230)	(173)	(433)	(256)	(868)	(896)	28

3. SEGMENT INFORMATION (unaudited)

Nokia has two businesses: Nokia’s Networks business and Nokia Technologies, and four reportable segments for financial reporting purposes: (1) Ultra Broadband Networks, (2) Global Services and (3) IP Networks and Applications within Nokia’s Networks business; and (4) Nokia Technologies. Segment-level information for Group Common and Other is also presented.

Nokia has aggregated Mobile Networks and Fixed Networks operating segments to one reportable segment, Ultra Broadband Networks; and IP/Optical Networks and Nokia Software(1) operating segments to one reportable segment, IP Networks and Applications. The aggregated operating segments have similar economic characteristics, such as long-term margins; have similar products, production processes, distribution methods and customers; and operate in a similar regulatory environment.

The President and CEO is the chief operating decision maker and monitors the operating results of operating and reportable segments for the purpose of making decisions about resource allocation and performance assessment. Key financial performance measures of the segments include primarily net sales and operating profit. The evaluation of segment performance and allocation of resources is based on non-IFRS operating profit.

Accounting policies of the segments are the same as those described in note 2, “Significant accounting policies” of our Annual Report for 2017. Inter-segment revenues and transfers are accounted for as if the revenues were to third parties, that is, at current market prices. Non-IFRS exclusions are not allocated to the segments.

Ultra Broadband Networks

Ultra Broadband Networks comprises Mobile Networks and Fixed Networks operating segments.

The Mobile Networks operating segment offers an industry-leading portfolio of end-to-end mobile networking solutions comprising hardware and software for communications service providers, enterprises and related markets/verticals, such as public safety and Internet of Things (“IoT”).

The Fixed Networks operating segment provides copper and fiber access products, solutions and services. The portfolio allows for a customized combination of technologies that brings fiber to the most economical point for the customer.

Global Services

Global Services operating segment provides a wide range of professional services with multi-vendor capabilities, covering network planning and optimization, systems integration as well as company-wide managed services. It also provides network implementation and care services for mobile networks, using the strength of its global service delivery for quality, speed and efficiency.

IP Networks and Applications

IP Networks and Applications comprises IP/Optical Networks and Nokia Software operating segments.

The IP/Optical Networks operating segment provides the key IP routing and optical transport systems, software and services to build high capacity network infrastructure for the internet and global connectivity.

The Nokia Software operating segment offers software solutions spanning customer experience management, network operations and management, communications and collaboration, policy and charging, as well as Cloud, IoT, security, and analytics platforms that enable digital services providers and enterprises to accelerate innovation, monetize services, and optimize their customer experience.

Nokia Technologies

The Nokia Technologies operating segment, building on decades of innovation and R&D leadership in technologies used in virtually all mobile devices used today, is expanding Nokia patent licensing business, reintroducing the Nokia brand to smartphones through brand licensing, and establishing a technology licensing business. The majority of net sales and related costs and expenses attributable to licensing and patenting the separate patent portfolios of Nokia Technologies, Nokia’s Networks business, and Nokia Bell Labs are recorded in Nokia Technologies. Each reportable segment continues to separately record its own research and development expenses.

Group Common and Other

Group Common and Other includes Alcatel-Lucent Submarine Networks and Radio Frequency Systems, both of which are being managed as separate entities. In addition, Group Common and Other includes Nokia Bell Labs’ operating expenses, as well as certain corporate-level and centrally managed operating expenses.

(1)Applications & Analytics operating segment was renamed as Nokia Software on February 1, 2018.

Q2’18

EUR million	Ultra Broadband Networks(1)	Global Services	IP Networks and Applications(2)	Nokia’s Networks business Total	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions(3)	Nokia Total
Net sales	2 055	1 326	1 313	4 693	361	278	(15)	5 318	(5)	5 313
Cost of sales	(1 157)	(1 125)	(779)	(3 061)	(7)	(226)	15	(3 279)	(173)	(3 453)
Gross profit	898	201	533	1 632	354	53	0	2 038	(178)	1 860
% of net sales	43.7%	15.2%	40.6%	34.8%	98.1%	19.1%		38.3%		35.0%
Research and development expenses	(581)	(22)	(309)	(911)	(36)	(69)	0	(1 016)	(149)	(1 165)
Selling, general and administrative expenses	(255)	(160)	(206)	(621)	(25)	(49)	0	(695)	(117)	(813)
Other income and expenses	(13)	(9)	(9)	(30)	(1)	38	0	7	(110)	(103)
Operating profit/(loss)	49	11	10	69	292	(27)	0	334	(555)	(221)
% of net sales	2.4%	0.8%	0.8%	1.5%	80.9%	(9.7)%		6.3%		(4.2)%
Depreciation and amortization	(58)	(18)	(39)	(98)	(5)	(8)	0	(128)	(232)	(360)
Share of results of associated companies and joint ventures	(3)	0	0	(3)	0	0	0	(4)	0	(4)
EBITDA	104	28	48	164	297	(19)	0	458	(323)	135

(1)	Mobile Networks net sales of EUR 1 565 million and Fixed Networks net sales of EUR 490 million.
(2)	IP Routing net sales of EUR 592 million, Optical Networks net sales of EUR 365 million and Nokia Software net sales of EUR 356 million.
(3)

Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q2’17

EUR million	Ultra Broadband Networks(1)	Global Services	IP Networks and Applications(2)	Nokia’s Networks business Total	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions(3)	Nokia Total
Net sales	2 165	1 448	1 358	4 971	369	307	(18)	5 629	(11)	5 619
Cost of sales	(1 125)	(1 142)	(759)	(3 026)	(17)	(253)	18	(3 279)	(103)	(3 383)
Gross profit	1 040	305	600	1 945	352	54	0	2 350	(114)	2 236
% of net sales	48.0%	21.1%	44.2%	39.1%	95.4%	17.6%		41.7%		39.8%
Research and development expenses	(581)	(21)	(314)	(916)	(60)	(66)	0	(1 041)	(173)	(1 214)
Selling, general and administrative expenses	(293)	(159)	(199)	(652)	(50)	(53)	0	(755)	(151)	(906)
Other income and expenses	25	(1)	6	30	(12)	3	0	21	(182)	(162)
Operating profit/(loss)	191	123	91	406	230	(62)	0	574	(620)	(45)
% of net sales	8.8%	8.5%	6.7%	8.2%	62.3%	(20.2)%		10.2%		(0.8)%
Depreciation and amortization	(67)	(21)	(42)	(130)	(4)	(12)	0	(146)	(260)	(407)
Share of results of associated companies and joint ventures	3	0	0	3	0	0	0	3	0	3
EBITDA	261	144	133	539	234	(50)	0	723	(359)	364

(1)	Mobile Networks net sales of EUR 1 619 million and Fixed Networks net sales of EUR 546 million.
(2)	IP Routing net sales of EUR 654 million, Optical Networks net sales of EUR 339 million and Nokia Software net sales of EUR 365 million.
(3)

Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q1-Q2’18

EUR million	Ultra Broadband Networks(1)	Global Services	IP Networks and Applications(2)	Nokia’s Networks business Total	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions(3)	Nokia Total
Net sales	3 912	2 565	2 540	9 018	726	530	(27)	10 246	(9)	10 237
Cost of sales	(2 135)	(2 192)	(1 510)	(5 837)	(17)	(441)	27	(6 268)	(304)	(6 571)
Gross profit	1 777	373	1 030	3 181	709	89	0	3 979	(313)	3 666
% of net sales	45.4%	14.5%	40.6%	35.3%	97.7%	16.8%		38.8%		35.8%
Research and development expenses	(1 137)	(44)	(627)	(1 808)	(78)	(140)	0	(2 027)	(305)	(2 332)
Selling, general and administrative expenses	(520)	(324)	(422)	(1 265)	(64)	(98)	0	(1 427)	(233)	(1 660)
Other income and expenses	13	(1)	(8)	4	(1)	45	0	48	(278)	(231)
Operating profit/(loss)	134	4	(26)	112	565	(105)	0	573	(1 129)	(557)
% of net sales	3.4%	0.2%	(1.0)%	1.2%	77.8%	(19.8)%		5.6%		(5.4)%
Depreciation and amortization	(117)	(34)	(76)	(211)	(10)	(21)	0	(258)	(474)	(732)
Share of results of associated companies and joint ventures	(8)	0	0	(8)	0	0	0	(8)	0	(8)
EBITDA	243	38	50	315	576	(84)	0	823	(656)	167

(1)	Mobile Networks net sales of EUR 2 978 million and Fixed Networks net sales of EUR 935 million.
(2)	IP Routing net sales of EUR 1 141 million, Optical Networks net sales of EUR 727 million and Nokia Software net sales of EUR 672 million.
(3)

Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q1-Q2’17

EUR million	Ultra Broadband Networks(1)	Global Services	IP Networks and Applications(2)	Nokia’s Networks business Total	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions(3)	Nokia Total
Net sales	4 401	2 809	2 663	9 873	616	562	(33)	11 017	(21)	10 996
Cost of sales	(2 230)	(2 261)	(1 503)	(5 993)	(30)	(481)	33	(6 471)	(164)	(6 635)
Gross profit	2 171	548	1 159	3 879	586	81	0	4 546	(185)	4 361
% of net sales	49.3%	19.5%	43.5%	39.3%	95.1%	14.4%		41.3%		39.7%
Research and development expenses	(1 164)	(44)	(652)	(1 860)	(121)	(142)	0	(2 122)	(357)	(2 479)
Selling, general and administrative expenses	(594)	(323)	(403)	(1 319)	(108)	(109)	0	(1 536)	(289)	(1 825)
Other income and expenses	22	(3)	10	30	(12)	9	0	26	(257)	(230)
Operating profit/(loss)	437	179	114	730	346	(161)	0	915	(1 088)	(173)
% of net sales	9.9%	6.4%	4.3%	7.4%	56.2%	(28.6)%		8.3%		(1.6)%
Depreciation and amortization	(131)	(40)	(85)	(256)	(8)	(23)	0	(287)	(524)	(811)
Share of results of associated companies and joint ventures	4	0	0	4	(10)	0	0	(6)	0	(6)
EBITDA	572	219	199	990	343	(138)	0	1 196	(564)	632

(1)	Mobile Networks net sales of EUR 3 353 million and Fixed Networks net sales of EUR 1 048 million.
(2)	IP Routing net sales of EUR 1 275 million, Optical Networks net sales of EUR 663 million and Nokia Software net sales of EUR 724 million.
(3)

Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

4. NET SALES BY GEOGRAPHIC AREA (unaudited)

EUR million	Q2’18	Q2’17	YoY change	Q1-Q2’18	Q1-Q2’17	YoY change
Asia-Pacific	932	1 037	(10)%	1 842	2 093	(12)%
Europe	1 548	1 676	(8)%	3 054	3 053	0%
Greater China	524	637	(18)%	1 003	1 202	(17)%
Latin America	308	306	1%	605	540	12%
Middle East & Africa	447	435	3%	878	840	5%
North America	1 554	1 528	2%	2 855	3 268	(13)%
Total	5 313	5 619	(5)%	10 237	10 996	(7)%

5. ACQUISITIONS AND DISPOSALS (unaudited)

Acquisitions

The acquisitions completed during 2018 did not have a material impact to the consolidated statement of financial position, comprehensive income or cash flows. The provisional aggregate purchase price, aggregate net assets and aggregate goodwill amount to EUR 29 million, negative EUR 1 million and EUR 30 million, respectively. The purchase accounting for the acquisitions is ongoing and Nokia will conduct additional analysis that may result in adjustments in the subsequent quarters of 2018.

Unium Inc.

On March 15, 2018 Nokia acquired 100% ownership interest in Unium Inc., a US-based software company that specializes in solving complex wireless networking problems for use in mission-critical and residential Wi-Fi applications. The goodwill arising from the acquisition was allocated to Fixed Networks operating segment.

SpaceTime Insight Inc.

On April 30, 2018 Nokia acquired the business of SpaceTime Insight Inc., a US-based software company that provides machine learning-powered analytics and IoT applications for some of the world’s largest transportation, energy and utilities organizations. The goodwill arising from the acquisition was allocated to Nokia Software operating segment.

Disposals

On May 31, 2018, Nokia closed the sale of its Digital Health business. The disposal comprised 100% of the share capital of Nokia Technologies (France) SA and its subsidiaries. Nokia recognized a loss of EUR 18 million related to the transaction within other income and expenses.

6. DISCONTINUED OPERATIONS (unaudited)

Discontinued operations include the continuing financial effects of the HERE business and the Devices & Services business, the disposals of which were completed on December 4, 2015 and April 25, 2014, respectively.

Results of discontinued operations

EUR million	Q2’18	Q2’17	Q1-Q2’18	Q1-Q2’17
Net sales	0	0	0	0
Cost of sales	0	0	0	0
Gross profit	0	0	0	0
Operating expenses	2	(19)	10	(28)
Operating profit/(loss)	2	(19)	10	(28)
Financial income and expense	(3)	5	80	1
(Loss)/profit before tax	(1)	(14)	90	(27)
Income tax benefit/(expense)	2	0	73	(2)
Profit/(loss) for the period, ordinary activities	1	(14)	163	(29)
Gain on the sale of businesses, net of tax	0	0	0	0
Profit/(loss) from discontinued operations	1	(14)	163	(29)

Cash flows from discontinued operations

	Reported	Reported	Reported	Reported
EUR million	Q2’18	Q2’17	Q1-Q2’18	Q1-Q2’17
Net cash from/(used in) operating activities	72	(1)	(34)	(3)
Net cash from/(used in) investing activities	7	(1)	10	(1)
Net cash flow for the period	79	(2)	(24)	(4)

The results and cash flows of discontinued operations in the first half of 2018 mostly relate to a resolution reached in the tax dispute concerning the applicability of withholding tax in respect of payments by Nokia India Private Limited to Nokia Corporation for the supply of operating software in Devices & Services business.

7. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS (unaudited)

Nokia operates a number of post-employment plans in various countries including both defined contribution and defined benefit plans. Defined benefit plans include pension plans and post-retirement welfare benefit plans, providing post-retirement healthcare benefits and life insurance coverage. Defined benefit plans expose Nokia to actuarial risks such as investment risk, interest rate risk, and life expectancy risk. The characteristics and associated risks of the defined benefit plans vary depending on legal, fiscal, and economic requirements in each country.

96% of Nokia’s defined benefit obligation and 98% of plan assets fair values were remeasured as of June 30, 2018. Nokia’s pension and post-retirement obligations in the United States have been remeasured by updated valuations from an external actuary and Nokia’s main pension plans outside of the U.S. (in Germany, United Kingdom, Switzerland and Belgium) have been remeasured based upon changes in the discount rates during the reporting period. The impact of not remeasuring other pension and post-employment obligations is considered not material.

Change in pension and post-retirement net asset/(liability) recognized

	June 30, 2018			June 30, 2017			December 31, 2017
EUR million	Pension benefits(1)	Post- retirement benefits	Total	Pension benefits(1)	Post- retirement benefits	Total	Pension benefits(1)	Post- retirement benefits	Total
Net asset/(liability) recognized at January 1	1 525	(1 986)	(461)	1 284	(2 482)	(1 198)	1 284	(2 482)	(1 198)
Current service cost	(90)	0	(90)	(88)	0	(88)	(180)	0	(180)
Net interest income/(expense)	26	(32)	(6)	22	(43)	(21)	44	(81)	(37)
Curtailment	(21)	0	(21)	(28)	(1)	(29)	(5)	(1)	(6)
Pension and healthcare plan amendments	0	0	0	0	0	0	9	0	9
Total expense recognized in the income statement	(85)	(32)	(117)	(94)	(44)	(138)	(132)	(82)	(214)
Actuarial gains/(losses) for the period	351	178	529	386	(1)	385	823	133	956
Change in asset ceiling, excluding amounts included in net interest (expense)	(95)	0	(95)	(88)	0	(88)	(233)	0	(233)
Total recognized in other comprehensive income	256	178	434	298	(1)	297	590	133	723
Exchange differences	77	(51)	26	(151)	192	41	(240)	297	57
Contributions and benefits paid	103	(5)	98	137	(2)	135	246	4	250
Other movements(2)	(1)	(6)	(7)	0	(12)	(12)	(223)	144	(79)
Net asset/(liability) recognized at the end of the period	1 875	(1 902)	(27)	1 474	(2 349)	(875)	1 525	(1 986)	(461)
of which:
- Defined benefit pension assets	4 248	0	4 248	3 868	0	3 868	3 979	0	3 979
- Defined benefit pension and post-retirement liabilities	(2 373)	(1 902)	(4 275)	(2 394)	(2 349)	(4 743)	(2 454)	(1 986)	(4 440)

(1)Includes pensions, retirement indemnities and end-of-service gratuities.

(2)Includes Section 420 transfers, medicare subsidies, acquisition through business combinations and other transfers.

Weighted average discount rates	June 30, 2018	June 30, 2017	December 31, 2017
U.S. Pension	3.9	3.4	3.3
U.S. Post-retirement healthcare and other	3.7	3.1	3.1
U.S. Post-retirement group life	4.0	3.6	3.4
Euro - Pension(1)	1.5	1.7	1.3
U.K. - Pension	2.7	2.6	2.5

(1)Includes pensions, retirement indemnities and end-of service gratuities.

Funded status	June 30, 2018	June 30, 2017	December 31, 2017
Defined benefit obligation	(24 276)	(26 810)	(25 498)
Fair value of plan assets	24 869	26 307	25 536
Funded status	593	(503)	38
Impact of the asset ceiling	(620)	(372)	(499)
Net liability recognized at end of period	(27)	(875)	(461)

8. DEFERRED TAXES
(unaudited)

At June 30, 2018, Nokia had recognized deferred tax assets of EUR 4.9 billion. The deferred tax assets are recognized to the extent it is probable that taxable profit will be available against which the tax losses, tax credits and deductible temporary difference can be utilized in the relevant jurisdictions. The majority of Nokia’s recognized deferred tax assets relate to unused tax losses, tax credits and deductible temporary differences in Finland (EUR 2.5 billion) and the United States (EUR 1.2 billion). Based on the recent years’ profitability in Finland and the United States and the latest forecasts of future financial performance, Nokia has been able to establish a pattern of sufficient tax profitability in Finland and the United States to conclude that it is probable that Nokia will be able to utilize the tax losses, tax credits and deductible temporary differences in the foreseeable future.

At June 30, 2018, Nokia had unrecognized deferred tax assets of approximately EUR 5 billion related to unused tax losses, tax credits and deductible temporary differences. The majority of the unrecognized deferred tax assets relate to France (approximately EUR 4 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits.

At June 30, 2018, Nokia had deferred tax liabilities of EUR 0.4 billion. The majority of the deferred tax liabilities relate to the fair value adjustments on the purchase accounting of Alcatel-Lucent acquisition.

9. NET CASH AND CURRENT FINANCIAL INVESTMENTS
(unaudited)

EUR million	June 30, 2018	June 30, 2017	March 31, 2018	December 31, 2017
Current financial investments	867	1 270	1 342	911
Cash and cash equivalents	4 993	6 647	6 555	7 369
Total cash and current financial investments	5 861	7 917	7 897	8 280

Long-term interest-bearing liabilities	2 771	3 577	3 172	3 457
Short-term interest-bearing liabilities	946	376	548	309
Interest-bearing liabilities	3 717	3 953	3 721	3 766

Net cash and current financial investments	2 144	3 964	4 176	4 514

10. FAIR VALUE OF FINANCIAL INSTRUMENTS (unaudited)

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities; Level 1 being market values for exchange traded products, Level 2 being primarily based on quotes from third-party pricing services and Level 3 requiring most management judgment. For more information about the valuation methods and principles, refer to note 2, “Significant accounting policies” and note 24, “Fair value of financial instruments”, of our Annual Report for 2017. For information on changes in classification related to the adoption of IFRS 9, refer to note 14, “New accounting standard”. Items carried at fair value in the following table are measured at fair value on a recurring basis.

	Carrying amounts
		Fair value through profit or loss			Fair value through other comprehensive income				Fair value
EURm	Amortized cost	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Total	Total
At June 30, 2018
Non-current financial investments	0	2	0	671	0	0	0	673	673
Other non-current financial assets	163	0	108	9	0	65	0	345	330
Other current financial assets including derivatives	21	0	96	0	0	128	0	245	245
Trade receivables	0	0	0	0	0	4 878	0	4 878	4 878
Current financial investments	148	0	72	0	0	647	0	867	867
Cash and cash equivalents	3 840	0	1 153	0	0	0	0	4 993	4 993
Total financial assets	4 172	2	1 429	680	0	5 718	0	12 001	11 986
Long-term interest-bearing liabilities	2 771	0	0	0	0	0	0	2 771	2 824
Other long-term financial liabilities	33	0	0	692	0	0	0	725	725
Short-term interest-bearing liabilities	946	0	0	0	0	0	0	946	959
Other financial liabilities including derivatives	0	0	249	0	0	0	0	249	249
Other liabilities, dividend payable	135	0	0	0	0	0	0	135	135
Trade payables	3 900	0	0	0	0	0	0	3 900	3 900
Total financial liabilities	7 785	0	249	692	0	0	0	8 726	8 792

	Carrying amounts
		Fair value through profit or loss			Fair value through other comprehensive income				Fair value
EURm	Amortized cost	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Total	Total
At December 31, 2017
Non-current available-for-sale investments	119	0	0	0	16	137	544	816	816
Other non-current financial assets	108	0	99	8	0	0	0	215	195
Other current financial assets including derivatives	106	0	196	0	0	0	0	302	302
Trade receivables	6 880	0	0	0	0	0	0	6 880	6 880
Available-for-sale investments, liquid assets	0	0	0	0	0	911	0	911	911
Cash and cash equivalents	5 407	0	1 962	0	0	0	0	7 369	7 369
Total financial assets	12 620	0	2 257	8	16	1 048	544	16 493	16 473
Long-term interest-bearing liabilities	3 457	0	0	0	0	0	0	3 457	3 574
Other long-term financial liabilities	44	0	0	672	0	0	0	716	716
Short-term interest-bearing liabilities	309	0	0	0	0	0	0	309	309
Other financial liabilities including derivatives	0	0	268	0	0	0	0	268	268
Trade payables	3 996	0	0	0	0	0	0	3 996	3 996
Total financial liabilities	7 806	0	268	672	0	0	0	8 746	8 863

Level 3 Financial assets include a large number of investments in unlisted equities and unlisted venture funds, including investments managed by Nokia Growth Partners specializing in growth-stage investing and by BlueRun Ventures focusing on early stage opportunities.

Level 3 Financial liabilities include a conditional obligation to China Huaxin related to Nokia Shanghai Bell.

EURm	Level 3 Financial Assets	Level 3 Financial Liabilities
Balance at December 31, 2017	552	(672)
Adoption of IFRS 9(1)	122	0
Balance at January 1, 2018	674	(672)
Net gains/(losses) in income statement	8	(15)
Additions	45	0
Deductions	(49)	4
Other movements	2	(9)
Balance at June 30, 2018	680	(692)

(1)Non-current available-for-sale investments for which the fair value was estimated to equal cost less impairment under IAS 39, as their fair value was not possible to estimate reliably, are classified as level 3 financial instruments at fair value through profit or loss under IFRS 9.

The gains and losses from venture fund and similar investments categorized in level 3 are included in other operating income and expenses. A net loss of EUR 46 million (net gain of EUR 63 million in 2017) related to level 3 financial instruments held at June 30, 2018, was included in the profit and loss during 2018.

11. PROVISIONS (unaudited)

EUR million	Restructuring	Divestment related	Warranty	Project losses	Litigation	Environmental liabilities	Material liability	Other	Total
At January 1, 2018	722	76	210	76	130	107	66	502	1 888
Translation differences	0	(5)	0	1	(11)	2	1	1	(10)
Reclassification	0	0	0	0	9	0	(1)	(9)	(1)
Charged to income statement	155	(4)	47	(5)	17	(1)	23	(106)	125
Additional provisions	179	0	78	0	23	1	38	40	358
Changes in estimates(1)	(24)	(4)	(31)	(5)	(6)	(2)	(15)	(146)	(233)
Utilized during period(2)	(200)	0	(53)	(7)	(18)	(4)	(15)	(32)	(329)
At June 30, 2018	676	67	204	65	126	104	73	357	1 673

(1)The changes in estimates in other provisions include a release of EUR 110 million due to resolution of a tax dispute related to discontinued operations.

(2)The utilization of restructuring provision includes items transferred to accrued expenses, of which EUR 33 million remained in accrued expenses as of June 30, 2018.

12. INTEREST-BEARING LIABILITIES (unaudited)

			Nominal		Carrying amount (EUR million)
Issuer/Borrower	Instrument	Currency	(million)	Final maturity	June 30, 2018	June 30, 2017	December 31, 2017
Nokia Corporation	6.75 % Senior Notes	EUR	231	February 2019	236	245	241
Nokia Corporation	5.375 % Senior Notes	USD	581	May 2019	498	517	487
Nokia Corporation	1.00 % Senior Notes	EUR	500	March 2021	498	498	498
Nokia Corporation	3.375 % Senior Notes	USD	500	June 2022	409	431	406
Nokia Corporation	2.00 % Senior Notes	EUR	750	March 2024	744	743	744
Nokia Corporation	4.375 % Senior Notes	USD	500	June 2027	399	428	404
Nokia of America Corporation	6.50 % Senior Notes	USD	74	January 2028	64	65	62
Nokia of America Corporation	6.45 % Senior Notes	USD	206	March 2029	179	183	174
Nokia Corporation	6.625 % Senior Notes	USD	500	May 2039	434	446	424
Nokia Corporation	Revolving credit facility	EUR	1579	June 2020	0	0	0
Nokia Corporation and various subsidiaries	Other liabilities				256	397	326
Total					3 717	3 953	3 766

All Nokia borrowings are senior unsecured and have no financial covenants.

13. COMMITMENTS AND CONTINGENCIES (unaudited)

EUR million	June 30, 2018	June 30, 2017	December 31, 2017
Collateral for own commitments
Assets pledged	0	5	5
Contingent liabilities on behalf of Group companies(1)
Guarantees issued by financial institutions	1 596	1 782	1 678
Other guarantees	504	751	487
Contingent liabilities on behalf of other companies
Other guarantees	28	31	27
Leasing obligations	818	1 014	961
Financing commitments
Customer finance commitments	468	546	495
Financing commitments to associated companies	20	18	20
Venture fund commitments	375	461	396

The amounts above represent the maximum principal amount of commitments and contingencies.

(1)In contingent liabilities on behalf of Group companies Nokia reports guarantees that have been given to third parties in the normal course of business. These are mainly guarantees given by financial institutions to Nokia’s customers for the performance of Nokia’s obligations under supply agreements, including tender bonds, performance bonds, and warranty bonds issued by financial institutions on behalf of Nokia. Additionally Nokia has issued corporate guarantees with primary obligation given directly to customers with these guarantees amounting to EUR 1 052 million (EUR 1 508 million at June 30, 2017 and EUR 1 114 million at December 31, 2017). In Other guarantees Nokia reports guarantees related to non-commercial contracts that support Nokia’s business activities. As a result of internal policies and active management of outstanding guarantee exposure, Nokia has not been subject to any material guarantee claims during recent years.

14. NEW ACCOUNTING STANDARDS (unaudited)

Nokia has adopted IFRS 9, Financial Instruments and IFRS 15, Revenue from Contracts with Customers on their effective date of January 1, 2018. This note describes the impact of adoption on Nokia’s consolidated financial statements and also discloses the changes to Nokia’s accounting policies that resulted from the adoption. In accordance with the transitional provision in IFRS 9 and IFRS 15, Nokia has not restated prior year comparatives.

The following table shows the adjustments recognized for each individual line item in the statement of financial position. Line items that were not affected by the changes have not been included, and as a result, the subtotals and totals cannot be calculated from the numbers provided. The adjustments are explained in more detail by standard below.

Consolidated statement of financial position (extract)

EUR million	December 31, 2017	IFRS 9	IFRS 15	January 1, 2018
ASSETS
Non-current financial investments	0	679		679
Available-for-sale investments	816	(816)		0
Deferred tax assets	4 582	9		4 591
Other non-current financial assets	215	132		347
Non-current assets	21 160	4	0	21 164
Trade receivables	6 880	(46)	(2 130)	4 704
Contract assets(1)	0		1 537	1 537
Prepaid expenses and accrued income	1 259			1 259
Other financial assets	302	4		306
Current financial investments	0	1 008		1 008
Available-for-sale investments, liquid assets	911	(911)		0
Cash and cash equivalents	7 369	(101)		7 268
Current assets	19 841	(46)	(593)	19 202
Total assets	41 024	(43)	(593)	40 389

SHAREHOLDERS’ EQUITY AND LIABILITIES
Fair value and other reserves	1 094	(252)		842
Retained earnings	1 147	214	(16)	1 345
Total equity	16 218	(38)	(16)	16 164
Deferred tax liabilities	413	(5)	(5)	403
Contract liabilities	0		1 087	1 087
Deferred revenue and other long-term liabilities	2 986		(1 087)	1 899
Non-current liabilities	12 063	(5)	(5)	12 053
Contract liabilities(1)	0		2 660	2 660
Accrued expenses, deferred revenue and other liabilities	6 666		(3 232)	3 434
Current liabilities	12 744	0	(572)	12 172
Total shareholders’ equity and liabilities	41 024	(43)	(593)	40 389

(1)Nokia continues to evaluate its presentation of contract assets and current contract liabilities, refer to Opening balance sheet adjustment and application of IFRS 15 in 2018 section below for further detail.

IFRS 9 Financial Instruments

IFRS 9 replaces IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 addresses the classification and measurement of financial assets and liabilities, introduces a new impairment model and a new hedge accounting model. On adoption, Nokia has not restated comparative periods but presents the cumulative effect of adopting IFRS 9 as a transition adjustment to the opening balance of other comprehensive income and retained earnings as of January 1, 2018.

The effect of changes to Nokia’s financial statement due to the adoption of IFRS 9 are described below.

Classification and measurement of financial assets

Nokia has classified its financial assets in the following three categories: financial assets measured at amortized cost, financial assets measured at fair value through other comprehensive income and financial assets measured at fair value through profit and loss. The selection of the appropriate category is made based both on Nokia’s business model for managing the financial asset and on the contractual cash flows characteristics of the financial asset. The new asset classes replace the following IAS 39 asset classification categories: available-for-sale investments, derivative and other current financial assets, loans receivable, trade receivables, financial assets at fair value through profit or loss.

Nokia’s business model for managing financial assets is defined on portfolio level. The business model must be observable on practical level by the way business is managed. The cash flows of financial assets measured at amortized cost are solely payments of principal and interest. These assets are held within a business model which has an objective to hold assets to collect contractual cash flows. Financial assets measured at fair value through other comprehensive income have cash flows that are solely payments of principal and interest and these assets are held within a business model which has an objective that is achieved both by holding financial assets to collect contractual cash flows and selling financial assets. Financial assets measured at fair value through profit and loss are assets that do not fall in either of the two above-mentioned categories. In addition to the classification as described above, the accounting for financial assets is impacted if the financial asset is part of a hedging relationship.

Non-current Investments: Investments in unlisted private equity shares, technology-related publicly quoted shares and unlisted venture funds are classified as fair value through profit and loss. Under IAS 39 these items were classified as available-for-sale. Fair valuation is recorded in other income and expenses based on the business model assessment performed in conjunction with IFRS 9 transition.

Other non-current financial assets: Restricted bank deposits are classified as amortized cost. Under IAS 39 these items were classified as available-for-sale.

Loan receivables: Nokia’s business model for managing loans to customers and suppliers is both to collect contractual cash flows and to sell assets and hence customer finance assets are initially recognized and subsequently re-measured at fair value through other comprehensive income. Under IAS 39 these items were measured at amortized cost less impairment using the effective interest method.

Derivatives: There is no change in the classification or measurement of derivative assets not designated in hedge accounting relationships apart from embedded derivatives: based on IFRS 9, the whole contract is evaluated based on the classification criteria and then classified as its entirety. Based on IAS 39 embedded derivatives were measured at fair value through profit and loss.

Current Investments: Term deposits used as collaterals for derivative transactions are classified as current investments at amortized cost (formerly classified as cash equivalents). Fixed income and money market securities are classified as fair value through other comprehensive income in case the instrument characteristics fulfil the criteria of payments of solely principal and interest and are not part of a structured investment (formerly classified as available-for-sale investments). Other investments are classified at fair value through profit or loss.

Trade receivables: Nokia’s business model for managing trade receivables is holding receivables to collect contractual cash flows and selling receivables. Hence, trade receivables are initially recognized at notional amounts and subsequently re-measured at fair value through other comprehensive income. IAS 39 measured these trade receivables at amortized cost.

Classification and measurement of financial liabilities

Nokia classifies derivative liabilities at fair value through profit and loss and all other financial liabilities at amortized cost. These category classes replace the IAS 39 classes derivative and other financial liabilities, compound financial instruments, loans payable, and account payable. The implementation of IFRS 9 has not had a material effect on the classification and measurement of financial liabilities.

Impairment

Nokia assesses expected credit losses (ECL) on financial assets on a forward-looking basis whereas the impairment provision under IAS 39 was based on actual credit losses. The impairment requirements concern the following financial assets: customer loans and current investments measured at fair value through other comprehensive income, financial assets measured at amortized cost as well as financial guarantee contracts and loan commitments.

A loss allowance is recognized based on 12-month expected credit losses unless the credit risk for the financial instrument has increased significantly since initial recognition. For trade receivables and contract assets Nokia applies a simplified impairment approach to recognizing a loss allowance based on lifetime expected credit losses.

Hedge accounting

As Nokia’s foreign exchange risk management policy and hedge accounting model have already been aligned with the requirements of IFRS 9, all hedging relationships qualify for treatment as continuing hedging relationship. The requirement for hedge effectiveness of 80-125 % has been removed from IFRS 9 and the effectiveness of hedging is evaluated based on the economic relationship between the hedging instrument and hedged item. Nokia is separating the forward element and the spot element of a forward contract and designates as the hedging instrument only the change in the value of the spot element of the forward contract. Nokia also separates the time value of options and the basis element of cross currency swaps. These hedging costs are mainly recognized in other comprehensive income and subsequently accounted for in the same way as the intrinsic value. Under IAS 39 these costs were recognized in profit and loss as they occurred.

The monetary and line-by-line impact of the changes to classification and measurement of financial assets in the Statement of Financial Position is described in more detail below.

	IAS 39 classification	IFRS 9 classification	December 31, 2017 (IAS 39)	January 1, 2018 (IFRS 9)	Change in classification	Change in measurement
Non-current financial investments
Investments in private equity(1)	Available-for-sale	FVPL	679	679
Restricted bank deposits(2)	Available-for-sale	Amortized cost	137		(137)
Other non-current financial assets
Restricted bank deposits(2)	Available-for-sale	Amortized cost		137	137
Non-current customer financing(4)	Amortized cost	FVOCI	75	70		(5)
Other non-current financial assets	FVPL	FVPL	107	107
Other non-current financial assets	Amortized cost	Amortized cost	33	33
Other current financial assets including derivatives
Derivatives	FVPL	FVPL	196	196
Current portion of customer financing(4)	Amortized cost	FVOCI	84	84
Other current financial assets(2)	Amortized cost	Amortized cost	22	27	4
Trade receivables
Trade receivables(3)	Amortized cost	FVOCI	6 880	6 833		(46)
Current financial investments
Available-for-sale investments, liquid assets(5)	FVOCI	FVPL		84	84
Available-for-sale investments, liquid assets(2), (5)	FVOCI	FVOCI	911	823	(88)
Financial investments at amortized cost(6)	Amortized cost	Amortized cost		101	101
Cash and cash equivalents
Financial investments at fair value through profit and loss	FVPL	FVPL	1 962	1 962
Financial investments at amortized cost(6)	Amortized cost	Amortized cost	5 407	5 305	(101)

Deferred tax assets and liabilities
Deferred tax assets			4 582	4 591		9
Deferred tax liabilities			413	409	(2)	(3)

Shareholders’ equity
Fair value and other reserves(1), (3), (4), (7), (8)			1 094	843	(210)	(41)
Retained earnings(1), (7), (8)			1 147	1 361	212	2

(1)Upon initial application of the standard, the accumulated net positive fair value changes for Nokia’s investments in venture funds, a gain of EUR 226 million, formerly recorded to other comprehensive income, is presented as a transition adjustment to opening balance of retained earnings. There was no change in the valuation nor carrying amount of these assets.

(2)Certain restricted bank deposits classified mainly as non-current available-for-sale investments under IAS 39 are classified as amortized cost. There was no change in the carrying amount of these deposits.

(3)The initial fair value adjustment for trade receivables of a loss of EUR 46 million is presented in opening balance of other comprehensive income as a transition adjustment.

(4)The initial fair value adjustment for customer finance assets of a loss of EUR 4 million is presented in opening balance of other comprehensive income as a transition adjustment.

(5)Nokia has assessed the investments currently classified as current available-for-sale, liquid assets, and will classify certain investment funds to be measured at fair value through profit or loss at the adoption of the new standard. The rest of these investments satisfy the conditions for classification at fair value through other comprehensive income.

(6)Certain term deposits used as collaterals for derivative transactions formerly classified as cash equivalents are classified as current financial investments in conjunction with IFRS 9 business model assessment. This transition adjustment is presented as a cash outflow on the Purchase of current financial investments line in the consolidated statement of cash flows.

(7)Nokia has assessed the impact of the new impairment model. As the credit quality of Nokia’s fixed income and money market investments is high, there is no significant impact from the new model. There is an impact of EUR 9 million loss to loans extended to Nokia’s customers as the new model results in an earlier recognition of credit losses that has been recorded in opening balance of other comprehensive income and retained earnings as a transition adjustment.

(8)For cash flow hedge accounting, Nokia has elected to defer cost of hedging in other comprehensive income until the hedged item impacts profit and loss. As a result a loss of EUR 10 million for accumulated forward points related to hedges under cash flow hedge accounting at the end of 2017 has been recorded in opening balance of other comprehensive income and retained earnings as a transition adjustment. For net investment hedge accounting, Nokia has elected to defer cost of hedging in other comprehensive income and amortize it over the duration of the hedge. The initial adjustment related to treatment of cost of net investment hedging is not significant.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 replaces IAS 18, Revenue, and IAS 11, Construction contracts and establishes a new five-step model that applies to revenue arising from contracts with customers. Under IFRS 15, revenue is recognized to reflect the transfer of promised goods and services to customers for amounts that reflect the consideration to which an entity expects to be entitled in exchange for those goods and services. Nokia adopted the standard by applying the modified retrospective method and has presented the cumulative effect of adopting IFRS 15 as an adjustment to the opening balance of retained earnings as of January 1, 2018.

Management analyzed the impact of the adoption of IFRS 15 and concluded that the new standard did not have a material impact on Nokia’s consolidated retained earnings. For the impact on the presentation on the statement of financial position, please refer below under section Opening balance sheet adjustment and application in 2018. The procedures performed by management focused on a review of existing contracts through December 31, 2017, focusing on the following areas:

Arrangements with customers

Management considered the definition of a contract in accordance with the new standard and concluded that only legally binding commitments should be considered in evaluating the accounting for arrangements with customers. As such, frame agreements will be accounted for based on purchase orders, initial discounts and other material rights. Previously, a broader contract definition was permitted for accounting purposes.

Identification of performance obligations and allocation of transaction price

In accordance with IFRS 15, the identification of performance obligations and allocation of transaction price is based on a fair value model. Nokia’s application of previous accounting standards is consistent with IFRS 15.

Transfer of control of hardware

The point at which control transfers to the customer under IFRS 15 is consistent with Nokia’s assessed point of transfer of the significant risks and rewards of ownership to the customer under the previous standard.

Software revenue

In accordance with IFRS 15, revenue related to software arrangements will be recognized at points in time. Under previous standards, certain software revenue arrangements were recorded as revenue over the terms of the arrangements where customers had access to a portfolio of software solutions. After the adoption of IFRS 15, this change may result in larger fluctuations in revenue between quarters than under the previous standard.

Patent license agreements in Nokia Technologies

Nokia’s current revenue recognition principles for license agreements, which contain future commitments to perform, are in line with IFRS 15 and continue to be recorded over time. Further, Nokia has determined that, upon transition to IFRS 15, one specific license agreement is a completed contract as it has no such future commitments (refer to Application of transition guidance below).

Application of transition guidance

In April 2014, Nokia entered into an agreement to license certain technology patents and patent applications owned by Nokia on the effective date of that agreement, on a non-exclusive basis, to a licensee, for a period of 10 years (the “License Agreement”). Contemporaneously and under the terms of the License Agreement, Nokia issued to the licensee an option to extend the technology patent license for remaining life of the licensed patents. Nokia received all cash consideration due for the sale of the 10-year license and option upon closing of the License Agreement. Management has determined that, upon transition to IFRS 15, the License Agreement is a completed contract. As such, in accordance with the transition requirements of the standard, Nokia continues to apply its prior revenue accounting policies, based on IAS 18, Revenue, and related interpretations, to the License Agreement. Under those policies, Nokia is recognizing revenue over the term of the License Agreement.

As of June 30, 2018, the balance of deferred revenue related to the License Agreement of EUR 902 million, recognized in advance payments and deferred revenue in the consolidated statement of financial position, is expected to be recognized as revenue through 2024.

Opening balance sheet adjustment and application of IFRS 15 in 2018

In accordance with the requirements of IFRS 15, Nokia has presented its customer contracts in the statement of financial position as either a contract asset or a contract liability, depending on the relationship between Nokia’s performance and the customer’s payment for each individual contract. On a net basis, a contract asset position represents where Nokia has performed by transferring goods or services to a customer before the customer pays consideration or before payment is due. Conversely, a contract liability position represents where a customer has paid consideration or payment is due, but Nokia has not yet transferred goods or services to the customer. Invoiced receivables represent unconditional rights to payment, and are presented separately on the statement of financial position. The IFRS 15 related adjustments to the year-end 2017 statement of financial position and the resulting 2018 opening balance sheet are presented in the first section of this note. Contract assets presented in the statement of financial position are current in nature while contract liabilities can be either current or non-current.

During Q2 2018, management has continued to evaluate its presentation of contract assets and current contract liabilities with a focus on the netting process, the results of which differ depending on the level at which contract data is analyzed. As a result, management determined that the contract assets and current contract liabilities balance sheet line items may be materially misstated within the January 1, 2018, March 31, 2018 and June 30, 2018 balance sheets. As at September 30, 2018, should the evaluation produce a materially different conclusion, management will restate its January 1, 2018, March 31, 2018 and June 30, 2018 balance sheets. Note, there is no impact on any line items in the income statement, nor any balance sheet line items other than contract assets and current contract liabilities. Further, management is assessing the design of its internal controls over financial reporting related to this disclosure.

Adoption of the standard resulted in a post-tax decrease of retained earnings of EUR 16 million in the opening balance sheet of 2018, with offsetting entries in trade receivables and deferred revenue, subsequently subject to presentation on a net basis in contract assets and liabilities.

In the first six months of 2018, the difference in the amount of revenue recorded by the application of IFRS 15 as compared to IAS 11, IAS 18 and related Interpretations that were in effect before the adoption of IFRS 15, is immaterial.

15. PERFORMANCE MEASURES (unaudited)

In the reporting of financial information, Nokia has adopted various performance measures of historical or future financial performance, position or cash flows other than those defined or specified under International Financial Reporting Standards (IFRS). These measures are not defined by IFRS and therefore may not be directly comparable with financial measures used by other companies, including those in Nokia’s industry. The following table provides summarized information on the performance measures included in this interim report.

Performance measure	Definition	Purpose
Key performance measures
Non-IFRS measures

Non-IFRS measures exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. Refer to note 2, “Non-IFRS to reported reconciliation”.

We believe that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the non-IFRS items that may not be indicative of Nokia’s business operating results. Non-IFRS operating profit is used in determining management remuneration.

Constant currency measures

When financial measures are reported on a constant currency basis, exchange rates used to translate the amounts in local currencies to euro, our reporting currency, are the average actual periodic exchange rates for the comparative financial period. Therefore, the constant currency measures exclude the impact of changes in exchange rates during the current period in comparison to euro.

We provide additional information on a constant currency basis in order to better reflect the underlying business performance.
Other performance measures
Recurring/Non-recurring net sales

Recurring net sales are revenues that are likely to continue in the future. Recurring net sales exclude e.g. catch-up revenues relating to prior periods. Non-recurring net sales are revenues that are not likely to continue in the future.

We use recurring/non-recurring net sales to improve comparability between the financial periods.
Net cash and current financial investments

Net cash and current financial investments equals total cash and current financial investments less long-term and short-term interest-bearing liabilities. Refer to note 9, “Net cash and current financial investments”.

Net cash and current financial investments is used to indicate Nokia’s liquidity position after cash required to settle the interest-bearing liabilities.
Total cash and current financial investments	Total cash and current financial investments consist of cash and cash equivalents and current financial investments.	Total cash and current financial investments is used to indicate funds available to Nokia to run its current and invest in future business activities as well as provide return for security holders.
EBITDA	Operating profit/(loss) before depreciations and amortizations and adjusted for share of results of associated companies and joint ventures.	We use EBITDA as a measure of Nokia’s operating performance.
Adjusted profit/(loss) before changes in net working capital	Profit/(loss) for the period adjusted for the movements in non-cash items before changes in net working capital.	We use adjusted profit/(loss) before changes in net working capital to provide a structured presentation of cash flows.
Free cash flow

Net cash from operating activities - purchases of property, plant and equipment and intangible assets (capital expenditures) + proceeds from sale of property, plant and equipment and intangible assets — purchase of non-current financial investments + proceeds from sale of non-current financial investments.

Free cash flow is the cash that Nokia generates after net investments to tangible, intangible and non-current financial investments and it represents the cash available for distribution among its security holders. It is a measure of cash generation, working capital efficiency and capital discipline of the business.

Capital expenditure	Purchases of property, plant and equipment and intangible assets (excluding assets acquired under business combinations).	We use capital expenditure to describe investments in profit generating activities in the future.
Recurring annual cost savings	Reduction in cost of sales and operating expenses resulting from the cost savings program and the impact of which is considered recurring in nature.	We use recurring annual cost savings measure to monitor the progress of our cost savings program established after the Alcatel-Lucent transaction against plan.
Restructuring and associated charges, liabilities and cash outflows	Charges, liabilities and cash outflows related to activities that either meet the strict definition of restructuring under IFRS or are closely associated with such activities.	We use restructuring and associated charges, liabilities and cash outflows to measure the progress of our integration and transformation activities.
Charges and cash outflows related to network equipment swaps	Charges and cash outflows related to product portfolio integration for key customers.	We use charges and cash outflows related to network equipment swaps to measure the progress of our integration and transformation activities.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions; and L) statements preceded by or including “believe”, “expect”, “anticipate”, “foresee”, “sees”, “target”, “estimate”, “designed”, “aim”, “plans”, “intends”, “focus”, “continue”, “project”, “should”, “is to”, “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions and other developments in the economies where we operate; 3) competition and our ability to effectively and profitably invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries; 5) our dependence on a limited number of customers and large multi-year agreements; 6) our ability to maintain our existing sources of intellectual property-related revenue, establish new sources of revenue and protect our intellectual property from infringement; 7) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 8) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions, including the acquisition of Alcatel Lucent, and our ability to implement changes to our organizational and operational structure efficiently; 9) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally and after the acquisition of Alcatel Lucent; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent, brand and technology licensing income and IPR-related revenues, particularly in the smartphone market, which may not materialize as planned, 13) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 14) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 17) our exposure to various legal frameworks regulating corruption, fraud, trade policies, and other risk areas, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to re-establish investment grade rating or maintain our credit ratings; 25) our ability to achieve targeted benefits from, or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-related costs, and healthcare costs; and 30) risks related to undersea infrastructure, as well as the risk factors specified on pages 71 to 89 of our 2017 annual report on Form 20-F published on March 22, 2018 under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

This financial report was authorized for issue by management on July 25, 2018.

Media and Investor Contacts:

Communications, tel. +358 10 448 4900 email: press.services@nokia.com
Investor Relations, tel. +358 4080 3 4080 email: investor.relations@nokia.com

•                  Nokia plans to publish its third quarter and January-September 2018 results on October 25, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2018	Nokia Corporation

	By:	/s/ Jussi Koskinen
Name: Jussi Koskinen
Title: Vice President, Corporate Legal